Exhibit 99.1

Intercorp Financial Services Inc.

First Quarter 2020 Earnings

Lima, Peru, May 12, 2020. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the first quarter 2020. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Profits reached S/ 145 million in 1Q20 and ROAE at 6.6% affected by higher provisions at Interbank and impacts on investments at Interseguro and Inteligo

•	Relevant net income of S/ 218 million in 1Q20
•	Early and fast response to an unprecedented situation has guaranteed continuity of our operations
•	Reinforced liquidity and capital position to face uncertain times to come
•	Clear opportunity to accelerate digital in the new normal, supported by ready-to-scale digital platform

Interbank: Net profit decreased 17.1% YoY mainly due to higher provisions, ROAE at 13.8%

•	Initial impacts of COVID-19 already reflected in 1Q20 key banking indicators
•	Continued growth in retail deposits and market share up to 13.7% after lockdown
•	Deceleration of loan growth and activity after lockdown, especially in retail (12.3% YoY growth)
•	First impact on provisions from COVID-19, NPL coverage at 136%
•	CET1 improved 180 bps YoY to 12.0%, enhanced by higher capitalization

Interseguro: Quarterly results affected by negative impacts on investment portfolio due to the COVID-19 outbreak

•	Net premiums grew 10.8% QoQ and 1.0% YoY mainly driven by retail insurance business
•	Market leader in annuities with a 27.9% share
•	ROIP of 4.2% in 1Q20, or 6.1% excluding COVID-19 one-offs, compared to 5.8% in 4Q19 and 1Q19

Inteligo: Quarterly results affected by negative impacts on investment portfolio due to the COVID-19 outbreak

•	Fee income/average AUM remained stable QoQ and grew 10 bps YoY, to 1.0% in 1Q20
•	AUM decreased QoQ due to mark-to-market, despite growth in net new money

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
Assets
Cash and due from banks and inter-bank funds	9,730.6	11,213.9	11,733.3	4.6%	20.6%
Financial investments	17,852.8	19,072.7	18,634.9	(2.3)%	4.4%
Loans, net of unearned interest	35,019.0	38,531.6	38,556.6	0.1%	10.1%
Impairment allowance for loans	(1,396.2)	(1,394.8)	(1,494.5)	7.2%	7.0%
Property, furniture and equipment, net	948.5	950.9	935.6	(1.6)%	(1.4)%
Other assets	3,601.6	3,187.9	3,445.7	8.1%	(4.3)%
Total assets	65,756.2	71,562.3	71,811.6	0.3%	9.2%
Liabilities and equity
Deposits and obligations	34,790.0	38,093.2	37,568.9	(1.4)%	8.0%
Due to banks and correspondents and inter-bank funds	3,832.6	4,148.8	5,446.1	31.3%	42.1%
Bonds, notes and other obligations	6,663.2	6,890.3	6,973.4	1.2%	4.7%
Insurance contract liabilities	10,407.2	11,338.8	11,064.3	(2.4)%	6.3%
Other liabilities	2,336.4	2,187.7	2,212.6	1.1%	(5.3)%
Total liabilities	58,029.4	62,658.8	63,265.3	1.0%	9.0%
Equity, net
Equity attributable to IFS' shareholders	7,686.8	8,856.9	8,499.6	(4.0)%	10.6%
Non-controlling interest	40.0	46.6	46.7	0.3%	16.9%
Total equity, net	7,726.8	8,903.4	8,546.3	(4.0)%	10.6%
Total liabilities and equity net	65,756.2	71,562.3	71,811.6	0.3%	9.2%

Intercorp Financial Services’ net profit was S/ 144.9 million in 1Q20, a decrease of S/ 267.9 million QoQ, or 64.9%, and S/ 207.8 million YoY, or 58.9%. IFS annualized ROAE was 6.6% in 1Q20, below the 19.0% reported in both 4Q19 and 1Q19.

It is worth mentioning that IFS’s results were affected by (i) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (ii) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (iii) the COVID-19 outbreak in 1Q20, which negatively impacted Interbank’s revenue sources and asset quality, as well as Interseguro’s and Inteligo’s results from investments.

Intercorp Financial Services’ P&L statement

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income	1,166.7	1,249.9	1,248.2	(0.1)%	7.0%
Interest and similar expenses	(342.5)	(391.4)	(339.5)	(13.3)%	(0.9)%
Net interest and similar income	824.2	858.5	908.7	5.9%	10.3%
Impairment loss on loans, net of recoveries	(186.4)	(147.9)	(312.6)	n.m.	67.7%
Recovery (loss) due to impairment of financial investments	1.9	(8.3)	(40.5)	n.m.	n.m.
Net interest and similar income after impairment loss	639.7	702.3	555.6	(20.9)%	(13.1)%
Fee income from financial services, net	223.0	250.3	220.3	(12.0)%	(1.2)%
Other income	138.9	181.9	39.3	(78.4)%	(71.7)%
Total premiums earned minus claims and benefits	(67.4)	(73.0)	(59.4)	(18.6)%	(11.8)%
Net Premiums	171.2	156.1	172.9	10.8%	1.0%
Adjustment of technical reserves	(73.3)	(50.1)	(48.4)	(3.3)%	(33.9)%
Net claims and benefits incurred	(165.3)	(179.0)	(183.9)	2.7%	11.2%
Other expenses	(481.7)	(513.9)	(511.2)	(0.5)%	6.1%
Income before translation result and income tax	452.5	547.6	244.6	(55.3)%	(45.9)%
Translation result	10.1	12.5	(23.9)	n.m.	n.m.
Income tax	(109.9)	(147.3)	(75.8)	(48.5)%	(31.0)%
Profit for the period	352.7	412.8	144.9	(64.9)%	(58.9)%
Adjusted profit for the period(1)	352.7	441.8	144.9	(67.2)%	(58.9)%
Attributable to IFS' shareholders	350.6	410.3	143.4	(65.1)%	(59.1)%
EPS	3.17	3.55	1.24
ROAE	19.0%	19.0%	6.6%
ROAA	2.2%	2.3%	0.8%
Efficiency ratio(1)	33.9%	33.3%	36.4%

(1)	Excluding the one-off impact of a liability management transaction in our banking segment for S/ 42.3 million, or S/ 29.0 million after taxes, in 4Q19.

Quarter-on-quarter performance

Profits decreased 64.9% QoQ mainly due to higher impairment loss on loans at Interbank, in addition to reductions in other income at Inteligo and Interseguro, and in net fee income from financial services at Interbank. Furthermore, a loss due to impairment of financial investments at Interseguro and negative performances in translation result at all three subsidiaries also contributed to the quarterly reduction in earnings. These effects were partially compensated by higher net interest and similar income across all subsidiaries, in addition to higher net premiums earned at Interseguro and lower other expenses, also at Interseguro.

Net interest and similar income increased 5.9% QoQ, mainly due to a base effect related to a one-off expense from a liability management transaction in 4Q19; partially offset by lower interest on loans and on due from banks and inter-bank funds, all at Interbank.

Impairment loss on loans grew more than two-fold QoQ, mainly explained by higher requirements in credit cards and other consumer loans, as well as in exposures to medium-sized companies and small-sized companies, all related to the impacts of the COVID-19 outbreak on the bank’s expected loss models. It is worth noting that the QoQ growth was also explained by the reversion of loan loss provisions for S/ 104.1 million due to fine-tuning of IFRS9 models reflecting improved risk profile on Interbank’s customers in 4Q19. Excluding this effect, impairment loss on loans, net of recoveries would have increased 24.1% when compared to such quarter.

Net fee income from financial services decreased 12.0% QoQ, mainly explained by reductions in commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and commissions from banking services, all at Interbank. Additionally, a base effect at Inteligo due to above-average returns in various asset classes during 4Q19, as well as increased recurring income due to higher mark-to-market on AUM in such quarter, also contributed to the quarterly reduction in net fee income from financial services.

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Other income decreased 78.4% QoQ mainly due to negative mark-to-market valuations and realized losses at both Inteligo and Interseguro, mostly attributed to the COVID-19 outbreak. This effect was partially offset by higher net gain on sale of financial investments at Interbank.

Total premiums earned minus claims and benefits at Interseguro showed a quarterly growth of S/ 13.6 million, explained by a S/ 16.8 million increase in net premiums and a S/ 1.7 million decrease in adjustment of technical reserves, partially offset by a S/ 4.9 million increase in net claims and benefits incurred.

Other expenses remained relatively stable QoQ as lower administrative expenses at Interseguro, mainly related to efficiencies implemented on IT services, were offset by higher incentive fees for annual performance at Inteligo.

IFS effective tax rate increased, from 26.3% in 4Q19 to 34.4% in 1Q20, mainly due to the negative contribution of Inteligo and Interseguro, in addition to the effect of a negative translation result.

Year-on-year performance

Profits decreased 58.9% YoY mostly due to higher impairment loss on loans at Interbank and other expenses at all three subsidiaries, in addition to reductions in other income mainly at Inteligo and Interseguro. Furthermore, a loss due to impairment of financial investments at Interseguro and negative performances in translation result at all three subsidiaries also contributed to the annual reduction in earnings. These effects were partially compensated by higher net interest and similar income at Interbank and Interseguro, as well as higher net premiums earned at Interseguro.

Net interest and similar income increased 10.3% YoY, mainly driven by higher interest on loans at Interbank and income from dividends at Interseguro.

Impairment loss on loans grew 67.7% mainly as a result of the impacts of the COVID-19 outbreak on the bank’s expected loss models.

Net fee income from financial services slightly decreased 1.2% YoY mainly due to higher eliminations upon consolidation, as well as to lower commissions from credit card services and higher variable expenses related to credit cards, both at Interbank. These effects were partially offset by higher brokerage fees due to increased trading volumes at Inteligo, triggered by higher price volatility and client appetite for investing or rebalancing portfolios.

Other income decreased 71.7% YoY mainly explained by negative mark-to-market valuations and realized losses at both Inteligo and Interseguro, mostly attributed to the COVID-19 outbreak.

Total premiums earned minus claims and benefits at Interseguro grew S/ 8.0 million explained by a S/ 24.9 million reduction in adjustment of technical reserves and a S/ 1.7 million increase in net premiums, partially offset by an S/ 18.6 million growth in net claims and benefits incurred.

Other expenses grew across all subsidiaries, in particular due to higher administrative expenses at Interbank, as well as to higher incentive fees for annual performance at Inteligo.

IFS effective tax rate increased, from 23.8% in 1Q19 to 34.4% in 1Q20, mainly attributed to the negative results at both Inteligo and Interseguro, in addition to the effect of a negative translation result.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

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Intercorp Financial Services’ Profit by segment

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interbank	299.7	337.5	221.5	(34.4)%	(26.1)%
Interseguro	28.9	34.7	(21.6)	n.m.	n.m.
Inteligo	78.3	69.6	(54.7)	n.m.	n.m.
Corporate and eliminations	(54.2)	(29.0)	(0.4)	n.m.	n.m.
IFS profit for the period	352.7	412.8	144.9	(64.9)%	(58.9)%

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Interbank

SUMMARY

Interbank’s profits reached S/ 221.5 million in 1Q20, a decrease of S/ 116.0 million QoQ and S/ 78.2 million YoY. The quarterly result was mainly attributed to a S/ 164.7 million increase in impairment loss on loans and a S/ 29.3 million reduction in net fee income from financial services. These effects were partially offset by a S/ 35.8 million increase in net interest and similar income.

The annual result was mainly due to increases of S/ 126.3 million in impairment loss on loans and S/ 25.0 million in other expenses, in addition to a S/ 23.4 million decrease in other income. These effects were partially offset by a S/ 76.7 million increase in net interest and similar income.

It is worth mentioning that Interbank’s results were affected by (i) the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/ 32.4 million after taxes in 1Q19; (ii) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (iii) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (iv) the COVID-19 outbreak, which negatively impacted the bank’s revenue sources and asset quality in 1Q20.

Interbank’s ROAE was 13.8% in 1Q20, below the 21.8% registered in 4Q19 and the 22.1% reported in 1Q19. However, excluding the one-off impact of the liability management transaction in 4Q19 and the gain on sale of Interfondos in 1Q19, ROAE for such periods would have resulted in 23.6% and 19.8%, respectively.

Banking Segment’s P&L Statement

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income	965.0	1,051.7	1,037.1	(1.4)%	7.5%
Interest and similar expense	(307.4)	(353.2)	(302.8)	(14.3)%	(1.5)%
Net interest and similar income	657.6	698.5	734.3	5.1%	11.7%
Impairment loss on loans, net of recoveries	(186.3)	(147.9)	(312.6)	n.m.	67.8%
Recovery (loss) due to impairment of financial investments	(0.0)	0.0	(0.2)	n.m.	n.m.
Net interest and similar income after impairment loss	471.2	550.6	421.5	(23.5)%	(10.6)%
Fee income from financial services, net	193.4	219.7	190.4	(13.4)%	(1.6)%
Other income	133.1	107.3	109.7	2.3%	(17.5)%
Other expenses	(390.8)	(413.1)	(415.8)	0.6%	6.4%
Income before translation result and income tax	406.9	464.5	305.8	(34.2)%	(24.8)%
Translation result	0.2	(3.3)	(2.9)	n.m.	n.m.
Income tax	(107.4)	(123.7)	(81.4)	(34.2)%	(24.2)%
Profit for the period	299.7	337.5	221.5	(34.4)%	(26.1)%
ROAE(1,2)	19.8%	23.6%	13.8%
Efficiency ratio(1,2)	40.3%	37.7%	38.8%
NIM(1)	5.5%	5.8%	5.6%
NIM on loans	8.6%	8.5%	8.6%

(1)

Excluding the gain on sale of Interfondos for S/ 52.6 million, or S/ 32.4 million after taxes, in 1Q19. Including this effect, ROAE and Efficiency ratio in such quarter were 22.1% and 38.2%, respectively.

(2)     Excluding the one-off impact of a liability management transaction for S/ 42.3 million, or S/ 29.0 million after taxes in 4Q19. Including this effect, ROAE, Efficiency ratio and NIM were 21.8%, 39.2% and 5.4% in such quarter.

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 51,799.2 million as of March 31, 2020, an increase of 1.7% QoQ and 10.5% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 8.6% in financial investments and 4.3% in cash and due from banks and inter-bank funds, while loan balances remained relatively stable QoQ. Growth in financial investments was mainly a result of higher balances of sovereign bonds, global bonds and corporate bonds from financial institutions, partially compensated by a reduction in Central Bank Certificates of Deposits (CDBCR). On the other hand, the increase in cash and due from banks and inter-bank funds was due to higher deposits and restricted funds at the Central Bank, and inter-bank funds.

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The YoY increase in interest-earning assets was attributed to growth of 11.7% in cash and due from banks and inter-bank funds, 10.2% in loans and 9.8% in financial investments. The increase in cash and due from banks and inter-bank funds was mainly due to higher restricted funds and deposits at the Central Bank, while growth in financial investments, to higher volumes of sovereign bonds.

Interest-earning assets

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
Cash and due from banks and inter-bank funds	9,217.9	9,870.9	10,295.8	4.3%	11.7%
Financial investments	5,511.4	5,574.5	6,052.4	8.6%	9.8%
Loans	32,159.2	35,512.5	35,451.0	(0.2)%	10.2%
Total interest-earning assets	46,888.5	50,957.9	51,799.2	1.7%	10.5%

Loan portfolio

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
Performing loans
Retail	17,205.6	19,161.2	19,313.4	0.8%	12.3%
Commercial	14,994.8	16,304.5	16,106.0	(1.2)%	7.4%
Total performing loans	32,200.5	32,200.5	32,200.5	(0.1)%	10.0%
Restructured and refinanced loans	213.7	251.2	258.8	3.0%	21.1%
Past due loans	867.2	943.2	1,004.2	6.5%	15.8%
Total gross loans	33,281.4	33,281.4	33,281.4	0.1%	10.2%
Add (less)
Accrued and deferred interest	273.8	247.1	263.1	6.5%	(3.9)%
Impairment allowance for loans	(1,396.1)	(1,394.7)	(1,494.4)	7.2%	7.0%
Total direct loans, net	32,159.2	35,512.5	35,451.0	(0.2)%	10.2%

Performing loans remained relatively stable QoQ as a 1.2% reduction in commercial loans was offset by a 0.8% growth in retail loans.

The quarterly decrease in commercial loans was mainly explained by lower leasing operations for medium-sized companies and trade finance loans in the corporate segment, partially offset by higher short and medium-term loans, mostly in the corporate segment.

The QoQ increase in retail loans was due to growth of 1.9% in other consumer loans and 1.5% in mortgages, partially compensated by a 1.2% reduction in credit cards. Growth in other consumer loans was mainly explained by higher cash loans and payroll deduction loans, while the increase in mortgages was due to a higher demand in both traditional and MiVivienda products.

Performing loans grew 10.0% YoY explained by increases of 12.3% in retail loans and 7.4% in commercial loans.

The annual growth in retail loans was mainly due to increases of 13.2% in credit cards, 12.4% in other consumer loans and 11.3% in mortgages. Other consumer loans grew as a result of higher cash loans, payroll deduction loans and car loans; while mortgages increased due to a higher demand in both traditional and MiVivienda products.

The YoY increase in commercial loans was mainly explained by higher trade finance loans for corporate and medium-sized companies, and short and medium-term lending for medium-sized companies.

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Breakdown of retail loans

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
Consumer loans:
Credit cards	5,125.0	5,870.0	5,800.4	(1.2)%	13.2%
Other consumer	5,769.5	6,365.2	6,486.1	1.9%	12.4%
Total consumer loans	10,894.6	12,235.1	12,286.5	0.4%	12.8%
Mortgages	6,311.1	6,926.0	7,027.0	1.5%	11.3%
Total retail loans	17,205.6	19,161.2	19,313.4	0.8%	12.3%

FUNDING STRUCTURE

Funding structure

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
Deposits and obligations	32,561.7	32,561.7	32,561.7	(1.4)%	7.7%
Due to banks and correspondents and inter-bank funds	3,512.6	3,512.6	3,512.6	32.8%	44.8%
Bonds, notes and other obligations	5,610.9	5,610.9	5,610.9	0.5%	3.9%
Total	41,685.3	41,685.3	41,685.3	1.7%	10.3%
% of funding
Deposits and obligations	78.1%	78.7%	76.2%
Due to banks and correspondents and inter-bank funds	8.4%	8.5%	11.1%
Bonds, notes and other obligations	13.5%	12.8%	12.7%

Interbank’s total funding base increased 1.7% QoQ, in line with the performance of interest-earning assets. This was mainly explained by a 32.8% growth in due to banks and correspondents and inter-bank funds, partially compensated by a 1.4% reduction in deposits and obligations. Bonds, notes and other obligations remained relatively stable QoQ.

The quarterly increase in due to banks and correspondents and inter-bank funds was the result of higher short-term funding from correspondent banks abroad, as well as higher medium-term funding from the Central Bank, both associated with the bank’s strategy to increase liquidity as part of the measures implemented to deal with the COVID-19 outbreak.

The QoQ reduction in deposits and obligations was mainly due to a 23.7% reduction in institutional deposits, partially compensated by increases of 5.2% in retail deposits and 2.8% in commercial deposits.

The bank’s total funding base increased 10.3% YoY, slightly below the annual growth in interest-earning assets, and was mainly explained by growth of 44.8% in due to banks and correspondents and inter-bank funds, 7.7% in deposits and obligations, and 3.9% in bonds, notes and other obligations.

The YoY increase in due to banks and correspondents and inter-bank funds was the result of higher medium-term funding from the Central Bank and COFIDE, as well as higher short-term funding from correspondent banks abroad.

The annual growth in deposits and obligations was mainly explained by increases of 15.0% in retail deposits, 2.5% in institutional deposits and 2.2% in commercial deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to two bond placements in the international market in September 2019, for S/ 312 million and US$ 400 million, both due in October 2026. This growth was partially compensated by the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds between October and November of 2019, in addition to the execution of a call option in July 2019 for a US$ 30 million subordinated bond in the local market.

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As of March 31, 2020, the proportion of deposits and obligations to total funding was 76.2%, lower than the 78.1% reported as of March 31, 2019. Likewise, the proportion of institutional deposits to total deposits decreased from 15.6% as of March 31, 2019 to 14.8% as of March 31, 2020.

Breakdown of deposits

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19	%chg 03.31.20/ 03.31.19
By customer service:
Retail	14,626.0	15,981.9	16,816.6	5.2%	15.0%
Commercial	12,440.9	12,366.7	12,710.5	2.8%	2.2%
Institutional	5,069.2	6,806.4	5,193.8	(23.7)%	2.5%
Other	425.6	422.7	341.2	(19.3)%	(19.8)%
Total	32,561.7	35,577.8	35,062.1	(1.4)%	7.7%
By type:
Demand	10,779.4	10,979.6	10,874.2	(1.0)%	0.9%
Savings	10,680.3	11,384.9	12,580.6	10.5%	17.8%
Time	11,087.6	13,207.0	11,592.6	(12.2)%	4.6%
Other	14.4	6.2	14.8	n.m.	2.8%
Total	32,561.7	35,577.8	35,062.1	(1.4)%	7.7%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q19	4Q19	1Q20	%chg QoQ		%chg YoY
Interest and similar income	965.0	1,051.7	1,037.1	(1.4)%		7.5%
Interest and similar expense	(307.4)	(353.2)	(302.8)	(14.3)%		(1.5)%
Net interest and similar income	657.6	698.5	734.3	5.1%		11.7%
NIM(1)	5.5%	5.8%	5.6%	-20	bps	10	bps

(1)	Excluding the one-off impact of a liability management transaction for S/ 42.3 million in 4Q19. Including this effect, NIM was 5.4% in such period.

Interest and similar income

S/ million	1Q19	4Q19	1Q20	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	25.2	24.0	15.9	(33.5)%		(36.8)%
Financial investments	51.8	49.7	51.7	4.1%		(0.1)%
Loans	888.0	978.1	969.4	(0.9)%		9.2%
Total Interest and similar income	965.0	1,051.7	1,037.1	(1.4)%		7.5%
Average interest-earning assets	47,530.3	51,372.6	52,823.1	2.8%		11.1%
Average yield on assets (annualized)	8.1%	8.2%	7.9%	-30	bps	-20	bps

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Interest and similar expense

S/ million	1Q19	4Q19	1Q20	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(179.1)	(178.3)	(174.8)	(1.9)%		(2.4)%
Due to banks and correspondents and inter-bank funds	(39.0)	(39.5)	(38.1)	(3.5)%		(2.3)%
Bonds, notes and other obligations	(89.3)	(135.4)	(89.9)	(33.6)%		0.6%
Total Interest and similar expense	(307.4)	(353.2)	(302.8)	(14.3)%		(1.5)%
Average interest-bearing liabilities	41,166.4	45,154.5	45,598.4	1.0%		10.8%
Average cost of funding (annualized)(1)	3.0%	2.8%	2.7%	-10	bps	-30	bps

(1)	Excluding the one-off impact of a liability management transaction for S/ 42.3 million in 4Q19. Including this effect, the annualized average cost of funding was 3.1% in such period.

QoQ Performance

Net interest and similar income increased 5.1% QoQ due to a 14.3% decrease in interest and similar expense, partially offset by a 1.4% reduction in interest and similar income.

The lower interest and similar expense was due to reductions of 33.6% in interest on bonds, notes and other obligations, 3.5% in interest on due to banks and correspondents, and 1.9% in interest on deposits and obligations.

The reduction in interest on bonds, notes and other obligations was mainly due to a base effect related to the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in 4Q19, which implied a non-recurring financial expense of S/ 42.3 million in such quarter, as these bonds were being negotiated above its face value (above par). Excluding this effect, the financial expense on bonds would have decreased 3.5% QoQ.

Interest on due to banks and correspondents decreased S/ 1.4 million, or 3.5% QoQ, due to a reduction of 60 basis points in the average cost, partially offset by a 12.1% growth in the average volume. The lower average cost was due to reductions in rates paid on funding provided by correspondent banks abroad, inter-bank funds and funding provided by COFIDE. On the other hand, the increase in the average volume was attributed to growth in all components, mainly in funding provided by correspondent banks abroad and the Central Bank.

The quarterly decrease in interest on deposits and obligations was due to a 10 basis point reduction in the average cost, partially compensated by a 1.9% growth in the average volume. The decrease in the average cost was due to lower rates paid to commercial deposits, while rates on both retail and institutional deposits remained stable. The higher average volume was explained by growth in retail and institutional deposits, partially offset by lower commercial deposits. By currency, average balances of soles-denominated deposits grew 2.7% while average dollar-denominated deposits remained relatively stable.

The average cost of funding decreased 40 basis points QoQ, from 3.1% in 4Q19 to 2.7% in 1Q20, in line with the lower implicit cost on all components of interest-bearing liabilities. Excluding the expense of the optional redemption of corporate bonds in 4Q19, the average cost of funding would have decreased 10 basis points QoQ.

The 1.4% decrease in interest and similar income was due to reductions of 33.5% in interest on due from banks and inter-bank funds, and 0.9% in interest on loans, partially compensated by a 4.1% increase in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 8.1 million, or 33.5% QoQ, explained by a 40 basis points reduction in the nominal average rate, partially offset by 1.4% growth in the average volume. The decrease in the nominal average rate was due to lower returns on deposits at the Central Bank and inter-bank funds. On the other hand, the increase in the average volume was due to higher deposits at the Central Bank and inter-bank funds, partially compensated by lower reserve funds at the Central Bank.

The lower interest on loans was due to a 30 basis point reduction in the average yield, partially compensated by 2.3% growth in the average loan portfolio.

The lower average rate on loans, from 10.8% in 4Q19 to 10.5% in 1Q20, was explained by yield reductions of 50 basis points in commercial loans and 20 basis points in retail loans. The decrease in commercial loans was due to lower average rates on short and

10

medium-term loans, trade finance loans and leasing operations. In the retail portfolio, rates decreased as the result of lower yields on mortgages and consumer loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 outbreak, a portion of the interest on loans from March 2020 was rescheduled, affecting the average yield on loans in 1Q20.

The higher average volume of loans was attributed to increases of 2.5% in commercial loans and 2.1% in retail loans. In the commercial portfolio, the higher average volume was mainly due to growth of 2.0% in short and medium-term loans, and 1.9% in trade finance loans, partially compensated by a 5.2% reduction in leasing operations. In the retail portfolio, average volumes increased 2.3% in mortgages and 1.3% in both payroll deduction loans and credit cards.

Interest on financial investments increased S/ 2.0 million, or 4.1% QoQ, due to a 9.4% growth in the average volume, partially compensated by a 10 basis point reduction in the average yield. The increase in the average volume was a consequence of higher investments in sovereign bonds, corporate bonds from financial institutions and global bonds, partially offset by lower balances of CDBCR and corporate bonds from non-financial institutions. The lower average yield was due to decreases in returns on global bonds, corporate bonds from financial institutions and CDBCR.

The nominal average yield on interest-earning assets decreased 30 basis points QoQ, from 8.2% in 4Q19 to 7.9% in 1Q20, as a consequence of the lower returns on all of the interest-earning assets.

As a result of the above, net interest margin increased 20 basis points, from 5.4% in 4Q19 to 5.6% in 1Q20. However, excluding the expense of the optional redemption of corporate bonds in 4Q19, net interest margin would have decreased 20 basis points QoQ.

YoY Performance

Net interest and similar income grew 11.7% YoY due to a 7.5% increase in interest and similar income, and a 1.5% reduction in interest and similar expense.

Growth in interest and similar income was mainly due to a 9.2% increase in interest on loans, partially offset by a 36.8% decrease in interest on due to banks and inter-bank funds. Interest on financial investments remained relatively stable.

The increase in interest on loans was due to an 11.4% growth in the average volume of loans, partially compensated by a 20 basis point reduction in the average yield.

The higher average volume of loans was attributed to increases of 14.1% in retail loans and 8.2% in commercial loans. In the retail portfolio, volumes grew 17.0% in credit cards, 12.0% in mortgages and 8.8% in payroll deduction loans. In the commercial portfolio, the higher average volume was mainly due to growth of 19.8% in trade finance loans and 2.5% in short and medium-term loans, partially offset by an 11.7% reduction in leasing operations.

The annual decrease in the average rate on loans, from 10.7% in 1Q19 to 10.5% in 1Q20, was due to an 80 basis point reduction in commercial loans, partially compensated by a 10 basis point growth in retail loans. The decrease in commercial loans was due to lower yields on all types of loans, while the increase in retail loans, to higher yields on credit cards. It is worth mentioning that the lower rates on commercial loans were partially explained by the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 outbreak.

Interest on due from banks and inter-bank funds decreased S/ 9.3 million, or 36.8% YoY, explained by a 60 basis point reduction in the average yield, partially compensated by a 15.7% growth in the average volume. The decrease in the nominal average rate was mainly related to lower returns on deposits and reserve funds at the Central Bank, partially offset by higher yields on inter-bank funds. On the other hand, the increase in the average volume was explained by higher reserve funds and deposits at the Central Bank, partially compensated by a lower average balance of inter-bank funds.

Interest on financial investments remained stable as a 10 basis point reduction in the average yield, from 3.7% in 1Q19 to 3.6% in 1Q20, was offset by a 2.7% increase in the average volume. The decrease in the average rate was due to lower yields on global bonds,

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sovereign bonds, CDBCR and corporate bonds from non-financial institutions. On the other hand, the increase in the average volume was the result of higher average balances of sovereign bonds.

The nominal average yield on interest-earning assets decreased 20 basis points YoY, from 8.1% in 1Q19 to 7.9% in 1Q20, in line with the lower returns on all of the interest-earning assets.

The lower interest and similar expense was due to reductions of 2.4% in interest on deposits and obligations, and 2.3% in interest on due to banks and correspondents. Interest on bonds remained relatively stable YoY.

Interest on deposits and obligations decreased S/ 4.3 million, or 2.4% YoY, explained by a 20 basis point reduction in the average cost, from 2.2% in 1Q19 to 2.0% in 1Q20, partially offset by a 10.6% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional and commercial deposits, partially compensated by a higher rate on retail deposits. The higher average volume was explained by growth in institutional, retail and commercial deposits. By currency, average balances of soles-denominated deposits grew 19.4% while average dollar-denominated deposits decreased 3.5%.

The S/ 0.9 million, or 2.3% YoY, decrease in interest on due to banks and correspondents was the result of an 80 basis point reduction in the average cost, from 4.2% in 1Q19 to 3.4% in 1Q20, partially compensated by a 19.2% growth in the average volume. The decrease in the average cost was due to lower rates paid to inter-bank funds and funding from correspondent banks abroad, the Central Bank and COFIDE. On the other hand, the higher average volume was explained by growth in funding from the Central Bank, correspondent banks abroad and COFIDE, as well as by higher inter-bank funds.

The average cost of funding decreased 30 basis points YoY, from 3.0% in 1Q19 to 2.7% in 1Q20, in line with the lower cost on deposits and obligations, and on due to banks and correspondents.

As a result of the above, net interest margin was 5.6% in 1Q20, 10 basis points higher than the 5.5% reported in 1Q19.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased more than two-fold QoQ and 67.8% YoY. The quarterly and annual performances were mainly explained by higher requirements in credit cards and other consumer loans, as well as in exposures to medium-sized companies and small-sized companies, all related to the impacts of the COVID-19 outbreak on the bank’s expected loss models. It is worth noting that the QoQ growth was also explained by the reversion of loan loss provisions for S/ 104.1 million due to fine-tuning of IFRS9 models reflecting improved risk profile on customers in 4Q19. Excluding this effect, impairment loss on loans, net of recoveries would have increased 24.0% when compared to such quarter.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 3.4% in 1Q20, higher than the 1.7% reported in 4Q19 and the 2.3% registered in 1Q19. However, excluding the previously mentioned reversion of provisions in 4Q19, the annualized ratio of impairment loss on loans to average loans would have increased 60 basis points QoQ.

Impairment loss on loans, net of recoveries

S/ million	1Q19	4Q19	1Q20	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries(1)	(186.3)	(147.9)	(312.6)	111.4%		67.8%
Impairment loss on loans/average gross loans(1)	2.3%	2.8%	3.4%	60	bps	110	bps
NPL ratio (at end of period)	2.9%	2.9%	2.7%	-20	bps	-20	bps
NPL coverage ratio (at end of period)	131.4%	117.7%	136.1%	n.m.		470	bps
Impairment allowance for loans	1,396.1	1,394.7	1,494.4	7.2%		7.0%

(1)

Excluding reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Including this effect, cost of risk was 1.7% in such period.

The NPL ratio decreased 20 basis points QoQ and YoY. The quarterly and annual reductions were related to improvements in the retail portfolio, as the NPL ratio in the commercial portfolio remained stable. The improvement in retail loans was associated with

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reductions in stage 3 and refinanced exposures in both consumer loans and mortgages. It is worth mentioning that the rescheduling of loans related to COVID-19 has not accounted for higher stage 3 nor refinanced exposures as of March 31, 2020.

Furthermore, the NPL coverage ratio was 136.1% as of March 31, 2020, higher than the 117.7% reported as of December 31, 2019, and the 131.4% registered as of March 31, 2019. NPL coverage ratio in credit cards was 221.4% as of March 31, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services decreased S/ 29.3 million QoQ, or 13.4%, mainly explained by reductions of S/ 13.3 million in commissions from credit card services, S/ 8.5 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 5.3 million in commissions from banking services.

Net fee income from financial services decreased S/ 3.0 million YoY, or 1.6%, mainly due to a S/ 6.4 million reduction in commissions from credit card services, as well as to higher variable expenses related to credit cards. These effects were partially offset by S/ 9.6 million higher commissions from banking services.

Fee income from financial services, net

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Income
Commissions from credit card services	97.5	104.4	91.1	(12.8)%	(6.6)%
Commissions from banking services	76.5	91.4	86.1	(5.9)%	12.5%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	57.1	64.6	56.1	(13.2)%	(1.7)%
Fees from indirect loans	13.8	13.4	12.9	(3.4)%	(6.4)%
Collection services	9.9	10.6	10.0	(6.0)%	0.9%
Other	8.3	11.5	8.4	(27.0)%	0.7%
Total income	263.0	295.9	264.5	(10.6)%	0.6%
Expenses
Insurance	(27.1)	(24.6)	(25.4)	3.3%	(6.1)%
Fees paid to foreign banks	(3.7)	(4.4)	(3.2)	(26.9)%	(11.9)%
Other	(38.9)	(47.1)	(45.5)	(3.6)%	16.8%
Total expenses	(69.7)	(76.2)	(74.1)	(2.7)%	6.4%
Fee income from financial services, net	193.4	219.7	190.4	(13.4)%	(1.6)%

OTHER INCOME

Other income increased S/ 2.4 million QoQ, explained by higher net gain on sale of financial investments, partially offset by lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, in addition to a negative base effect related to the gain on sale of written-off loans registered in 4Q19.

Other income decreased S/ 23.4 million YoY mainly due to a base effect, explained by the S/ 52.6 million gain on sale of Interfondos to Inteligo in 1Q19.

Other income

S/ million	1Q19	4Q19	1Q20		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	49.3	77.9	59.9	(1)	(23.1)%	21.4%
Net gain on sale of financial investments	11.5	2.1	37.5		n.m.	n.m.
Other	72.2	27.4	12.4		(54.7)%	(82.8)%
Total other income	133.1	107.3	109.7		2.3%	(17.5)%

(1)	Includes S/ 131.3 million of net gain on foreign exchange transactions and S/ -71.5 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

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OTHER EXPENSES

Other expenses remained relatively stable QoQ and grew S/ 25.0 million YoY, or 6.4%.

The annual growth in other expenses was explained by increases in salaries and employee benefits, IT services and amortization expenses.

The efficiency ratio was 38.8% in 1Q20, below the 39.2% reported in 4Q19, but above the 38.2% registered in 1Q19. However, excluding the one-off impacts from the liability management transaction in 4Q19 and the gain on sale of Interfondos in 1Q19, efficiency ratio for such periods was 37.7% and 40.3%, respectively.

Other expenses

S/ million	1Q19	4Q19	1Q20	%chg QoQ		%chg YoY
Salaries and employee benefits	(162.3)	(164.2)	(168.6)	2.7%		3.9%
Administrative expenses	(157.9)	(180.0)	(175.4)	(2.6)%		11.1%
Depreciation and amortization	(55.4)	(58.3)	(57.4)	(1.5)%		3.7%
Other	(15.3)	(10.6)	(14.3)	34.5%		(6.6)%
Total other expenses	(390.8)	(413.1)	(415.8)	0.6%		6.4%
Efficiency ratio(1)	40.3%	37.7%	38.8%	110	bps	-150	bps

(1)

Excluding the gain on sale of Interfondos for S/ 52.6 million in 1Q19 and the one-off impact of a liability management transaction for S/ 42.3 million in 4Q19. Including these effects, efficiency ratio was 38.2% in 1Q19 and 39.2% in 4Q19.

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 16.1% as of March 31, 2020, higher than the 15.2% registered as of December 31, 2019, but lower than the 16.4% reported as of March 31, 2019.

In 1Q20, regulatory capital increased 7.6% QoQ, while RWA grew 1.2% mainly due to higher capital requirements for credit risk, which includes the effect of growth in loans and financial investments.

The annual reduction in the capital ratio was due to a 12.8% growth in RWA, partially offset by a 10.7% increase in regulatory capital. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments. The annual increase in regulatory capital was mainly a result of the addition of S/ 731.1 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, partially compensated by the elimination of a US$ 30 million subordinated bond, which was called for early redemption in July 2019.

It is worth mentioning that in 2017 the SBS initiated the implementation of an additional set of Basel III measures. Among these, it stands out that there will be an annual 10% phase out of all Tier I instruments issued prior to the publication by the SBS of the new subordinated debt regulation. Additionally, the amount not computable as primary capital could be eligible as secondary capital. As of March 31, 2020, 40% of the US$ 200 million junior subordinated bond issued in April 2010 no longer count as primary capital, higher than the percentage registered as of December 31, 2019. This resulted in a US$ 20 million YoY reduction in primary capital, equivalent to the amount now registered as secondary capital.

As of March 31, 2020, Interbank’s capital ratio of 16.1% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 11.4%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 1.4% as of March 31, 2020. Furthermore, Core Equity Tier 1 (CET1) as of March 31, 2020 increased 180 basis points YoY, to 12.0%, mainly as a result of the strengthened capitalization and the lower deduction in regulatory capital due to the sale of IFS’ shares in July 2019 as part of IFS’ IPO in NYSE, and despite the 12.8% growth in RWA in the comparable period.

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Regulatory capital

S/ million	03.31.19	12.31.19	03.31.20	%chg 03.31.20/ 12.31.19		%chg 03.31.20/ 03.31.19
Tier I capital	5,452.8	5,721.7	6,218.8	8.7%		14.0%
Tier II capital	2,014.1	1,957.6	2,045.2	4.5%		1.5%
Total regulatory capital	7,466.9	7,679.3	8,264.0	7.6%		10.7%
Risk-weighted assets	45,446.8	50,673.8	51,265.3	1.2%		12.8%
BIS ratio	16.4%	15.2%	16.1%	90	bps	-30	bps
Tier I capital / risk-weighted assets	12.0%	11.3%	12.1%	80	bps	10	bps
CET1	10.2%	11.6%	12.0%	40	bps	180	bps

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Interseguro

SUMMARY

Interseguro’s results reached S/ -21.6 million in 1Q20, compared to profits of S/ 34.7 million in 4Q19 and S/ 28.9 million in 1Q19.

The quarterly reduction was mainly explained by a S/ 33.3 million decrease in other income, a deterioration of S/ 31.8 million in loss due to impairment of financial investments, and a negative performance in translation result of S/ 24.3 million. These factors were partially offset by increases of S/ 13.6 million in total premiums earned minus claims and benefits, and S/ 13.4 million in net interest and similar income, as well as by a S/ 6.5 million reduction in other expenses.

The annual reduction was mainly a result of a loss due to impairment of financial investments for S/ 42.5 million, a negative performance in translation result of S/ 17.0 million, and a S/ 7.5 million decrease in other income, partially offset by increases of S/ 10.2 million in net interest and similar income and S/ 8.0 million in total premiums earned minus claims and benefits.

Insurance Segment’s P&L Statement

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income	156.8	155.6	167.9	7.9%	7.1%
Interest and similar expenses	(20.3)	(22.3)	(21.2)	(4.7)%	4.2%
Net Interest and similar income	136.5	133.3	146.7	10.0%	7.5%
Recovery (loss) due to impairment of financial investments	2.4	(8.3)	(40.1)	n.m.	n.m.
Net Interest and similar income after impairment loss	138.8	125.0	106.6	(14.7)%	(23.2)%
Fee income from financial services, net	(1.0)	(0.8)	(1.0)	23.5%	2.8%
Other income	24.8	50.6	17.3	(65.9)%	(30.5)%
Total premiums earned minus claims and benefits	(67.4)	(73.0)	(59.4)	(18.6)%	(11.8)%
Net premiums	171.2	156.1	172.9	10.8%	1.0%
Adjustment of technical reserves	(73.3)	(50.1)	(48.4)	(3.3)%	(33.9)%
Net claims and benefits incurred	(165.3)	(179.0)	(183.9)	2.7%	11.2%
Other expenses	(70.7)	(78.9)	(72.4)	(8.2)%	2.4%
Income before translation result and income tax	24.6	22.9	(9.0)	n.m.	n.m.
Translation result	4.4	11.7	(12.6)	n.m.	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	28.9	34.7	(21.6)	n.m.	n.m.
ROAE	12.8%	14.7%	n.m.
Efficiency ratio	13.2%	14.2%	12.0%

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RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income	156.8	155.6	167.9	7.9%	7.1%
Interest and similar expenses	(9.5)	(11.9)	(10.0)	(15.8)%	5.5%
Net interest and similar income	147.3	143.7	157.9	9.9%	7.2%
Recovery (loss) due to impairment of financial investments	2.4	(8.3)	(40.1)	n.m.	n.m.
Net Interest and similar income after impairment loss	149.7	135.4	117.8	(13.0)%	(21.3)%
Net gain (loss) on sale of financial investments	(6.2)	13.5	23.9	77.7%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	15.5	12.3	(31.6)	n.m.	n.m.
Rental income	9.0	11.3	9.1	(19.5)%	0.6%
Gain on sale of investment property	—	(1.2)	—	n.m.	n.m.
Valuation gain (loss) from investment property	1.3	9.8	11.5	16.7%	n.m.
Other	(3.2)	(3.2)	(3.4)	5.1%	5.3%
Other income	16.5	42.4	9.5	(77.6)%	(42.4)%
Results from investments	166.1	177.8	127.3	(28.4)%	(23.4)%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 157.9 million in 1Q20, an increase of S/ 14.2 million, or 9.9%, QoQ and S/ 10.6 million, or 7.2%, YoY.

The quarterly growth was mainly explained by a S/ 12.3 million increase in interest and similar income, mostly attributed to a higher inflation rate that had a positive impact on returns of the fixed income portfolio.

The annual increase was largely explained by an S/ 11.9 million growth in interest and similar income, due to improved returns on the equity portfolio attributable to higher income from dividends received in 1Q20 which did not exist in 1Q19. Additionally, a higher organic growth of the fixed income portfolio also contributed to the YoY growth in net interest and similar income.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 40.1 million in 1Q20, compared to a loss of S/ 8.3 million in 4Q19 and a recovery of S/ 2.4 million in 1Q19.

The quarterly and annual performances were mainly due to an additional provision for impairment on a fixed income investment that had been downgraded in relation to the COVID-19 outbreak.

OTHER INCOME

Other income related to investments was S/ 9.5 million in 1Q20, a decrease of S/ 32.9 million QoQ and S/ 7.0 million YoY.

The quarterly and annual results were mainly explained by lower net gain (loss) on financial assets at fair value, mostly related to negative mark-to-market valuations as a result of the COVID-19 outbreak. The quarterly reduction was partially offset by an increase in net gain on sale of financial investments, while the annual decrease, by growth in net gain on sale of financial investments and in valuation gain from investment property.

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TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Net premiums	171.2	156.1	172.9	10.8%	1.0%
Adjustment of technical reserves	(73.3)	(50.1)	(48.4)	(3.3)%	(33.9)%
Net claims and benefits incurred	(165.3)	(179.0)	(183.9)	2.7%	11.2%
Total premiums earned minus claims and benefits	(67.4)	(73.0)	(59.4)	(18.6)%	(11.8)%

Total premiums earned minus claims and benefits were S/ -59.4 million in 1Q20, an increase of S/ 13.6 million QoQ and S/ 8.0 million YoY.

The quarterly growth was the result of a S/ 16.8 million increase in net premiums and a S/ 1.7 million decrease in adjustment of technical reserves, partially offset by a S/ 4.9 million increase in net claims and benefits incurred.

The annual performance was explained by a S/ 24.9 million reduction in adjustment of technical reserves and a S/ 1.7 million increase in net premiums, partially offset by an S/ 18.6 million growth in net claims and benefits incurred.

NET PREMIUMS

Net Premiums by Business Line

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Annuities	80.9	62.6	72.8	16.3%	(10.1)%
D&S	0.7	0.0	0.1	n.m.	(82.9)%
Individual Life	32.1	34.3	32.6	(4.9)%	1.4%
Retail Insurance	57.5	59.2	67.4	13.8%	17.2%
Net Premiums	171.2	156.1	172.9	10.8%	1.0%

Net premiums were S/ 172.9 million in 1Q20, an increase of S/ 16.8 million, or 10.8%, QoQ and S/ 1.7 million, or 1.0%, YoY.

The quarterly result was due to growth of S/ 10.2 million in annuities and S/ 8.2 million in retail insurance. The increase in annuities was explained by a higher commercial deployment in the first two months of the quarter, while growth in retail insurance, to increases in premiums for card protection insurance and credit life insurance. These factors were partially compensated by a reduction of S/ 1.7 million in individual life premiums.

The annual performance in net premiums was mainly due to an increase of S/ 9.9 million in retail insurance, explained by higher premiums for credit life insurance and card protection insurance, partially offset by a reduction of S/ 8.1 million in annuities.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Annuities	(49.7)	(27.0)	(44.0)	63.0%	(11.4)%
Individual Life	(21.9)	(23.5)	7.2	n.m.	n.m.
Retail Insurance	(1.7)	0.4	(11.6)	n.m.	n.m.
Adjustment of technical reserves	(73.3)	(50.1)	(48.4)	(3.3)%	(33.9)%

18

Adjustment of technical reserves was S/ 48.4 million in 1Q20, a decrease of S/ 1.7 million QoQ and S/ 24.9 million YoY.

The quarterly and annual reductions were mainly related to a release of technical reserves for individual life, in turn associated with a lower profitability of flex life products, which are linked to equity investments on behalf of clients.

Furthermore, the quarterly decrease was partially offset by increases of S/ 17.0 million in adjustment of technical reserves for annuities and S/ 12.0 million for retail insurance. The former was mostly related to higher technical reserves for inflation-indexed annuities due to growth in inflation rate and sales, while the latter, to a one-time provision expense in card protection insurance to assess the potential increase of unemployment in the following months as a consequence of the COVID-19 outbreak.

On the other hand, the annual reduction in adjustment of technical reserves was also explained by a S/ 5.7 million decrease in annuities, partially offset by an increase of S/ 9.9 million in retail insurance.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Annuities	(150.0)	(162.3)	(161.4)	(0.6)%	7.6%
D&S	0.6	(1.2)	(0.4)	(70.4)%	n.m.
Individual Life	0.8	(1.4)	(1.5)	3.6%	n.m.
Retail Insurance	(16.6)	(14.0)	(20.6)	47.1%	23.6%
Net claims and benefits incurred	(165.3)	(179.0)	(183.9)	2.7%	11.2%

Net claims and benefits incurred reached S/ 183.9 million in 1Q20, an increase of S/ 4.9 million QoQ and S/ 18.6 million YoY.

The quarterly growth was mainly the result of a S/ 6.6 million increase in retail insurance claims, mostly related to credit life insurance.

The annual increase in net claims and benefits incurred was explained by increases of S/ 11.4 million in annuity benefits, S/ 4.0 million in retail insurance claims, S/ 2.3 million in individual life claims and S/ 1.0 million in disability and survivorship claims.

OTHER EXPENSES

Other Expenses

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(18.0)	(19.7)	(18.9)	(3.9)%	5.2%
Administrative expenses	(11.1)	(15.7)	(9.2)	(41.5)%	(16.9)%
Depreciation and amortization	(5.0)	(5.7)	(6.4)	11.5%	26.8%
Expenses related to rental income	(1.5)	(1.1)	(1.4)	26.7%	(9.1)%
Other	(35.1)	(36.7)	(36.5)	(0.4)%	4.2%
Other expenses	(70.7)	(78.9)	(72.4)	(8.2)%	2.4%
Other expenses decreased S/ 6.5 million QoQ, or 8.2%, and grew S/ 1.7 million YoY, or 2.4%.

The quarterly reduction was mainly due to decreases of S/ 6.5 million in administrative expenses, explained by efficiencies implemented on IT services, and S/ 0.8 million in salaries and employee benefits, partially offset by increases of S/ 0.7 million in depreciation and amortization charges, and S/ 0.3 million in expenses related to rental income.

The annual result in other expenses was mainly due to growth of S/ 1.4 million in both other expenses such as third-party commissions, and depreciation and amortization charges, in addition to a S/ 0.9 million increase in salaries and employee benefits, partially offset by a reduction of S/ 1.9 million in administrative expenses.

19

Inteligo

SUMMARY

Inteligo’s bottom-line result was S/ -54.7 million in 1Q20, compared to profits of S/ 69.6 million in 4Q19 and S/ 78.3 million in 1Q19.

The main driver behind the QoQ and YoY performance was the higher volatility of global financial markets during the second half of the quarter, mainly attributable to the COVID-19 outbreak. This generated negative mark-to-market valuations on the proprietary portfolio during the period, as well as realized losses under certain investment strategies. It is worth mentioning that interest and similar income remained relatively stable QoQ, despite an environment of low rates on funds available and short-term spread compression in loans to clients.

From a business development perspective, albeit impacted by the limited mobility due to the implementation of lockdown measures, Inteligo’s prospection process showed positive results in terms of new account openings and the generation of net new money.

Wealth Management Segment’s P&L Statement

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income	45.6	41.0	41.1	0.3%	(9.9)%
Interest and similar expense	(14.9)	(16.3)	(15.5)	(4.4)%	4.6%
Net interest and similar income	30.7	24.7	25.5	3.4%	(16.9)%
Impairment loss on loans, net of recoveries	(0.1)	0.0	(0.0)	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.5)	(0.0)	(0.2)	n.m.	n.m.
Net interest and similar income after impairment loss	30.2	24.7	25.3	2.5%	(16.0)%
Fee income from financial services, net	38.9	47.0	43.0	(8.5)%	10.5%
Other income	36.8	30.0	(85.8)	n.m.	n.m.
Other expenses	(26.9)	(33.2)	(34.9)	5.2%	29.7%
Income before translation result and income tax	79.0	68.6	(52.3)	n.m.	n.m.
Translation result	0.7	2.3	(3.0)	n.m.	n.m.
Income tax	(1.4)	(1.3)	0.7	n.m.	n.m.
Profit for the period	78.3	69.6	(54.7)	n.m.	n.m.
ROAE	38.1%	33.6%	n.m.
Efficiency ratio	25.2%	32.4%	n.m.

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 18,005.9 million in 1Q20, a S/ 287.1 million or 1.6% decrease QoQ and a S/ 236.8 million or 1.3% growth YoY.

The quarterly reduction in AUM was mostly related to negative mark-to-market valuations as a result of the COVID-19 outbreak, despite growth in net new money for the period. On the other hand, the annual increase was mainly explained by new account openings, which generated an influx of funds after strengthened prospection and client conversion strategies at Inteligo.

Client deposits reached S/ 2,886.8 million in 1Q20, remaining relatively stable QoQ and growing S/ 338.4 million, or 13.3% YoY, mainly due to new account openings.

20

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.1	4.0	2.7	(32.4)%	29.6%
Financial Investments	25.3	18.8	21.2	12.5%	(16.4)%
Loans	18.2	18.2	17.2	(5.2)%	(5.3)%
Total interest and similar income	45.6	41.0	41.1	0.3%	(9.9)%
Interest and similar expense
Deposits and obligations	(11.5)	(14.3)	(13.7)	(3.6)%	19.6%
Due to banks and correspondents	(3.4)	(2.0)	(1.8)	(10.1)%	(46.6)%
Total interest and similar expense	(14.9)	(16.3)	(15.5)	(4.4)%	4.6%
Net interest and similar income	30.7	24.7	25.5	3.4%	(16.9)%

Inteligo’ s net interest and similar income was S/ 25.5 million in 1Q20, a S/ 0.8 million or 3.4% increase when compared with 4Q19. This was mainly explained by an increase in interest income driven by a higher average balance of fixed income investments, in addition to a reduction in interest expense related to lower funding costs of both client deposits and external lines of credit.

Net interest and similar income decreased S/ 5.2 million or 16.9% YoY. This was mainly attributed to lower average returns on financial investments and higher costs of client deposits.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.9	3.4	5.7	70.2%	46.9%
Funds management	35.4	44.0	37.7	(14.5)%	6.4%
Total income	39.3	47.4	43.4	(8.5)%	10.4%
Expenses
Brokerage and custody services	(0.2)	(0.3)	(0.1)	(48.6)%	(44.6)%
Others	(0.1)	(0.1)	(0.2)	69.2%	63.4%
Total expenses	(0.4)	(0.4)	(0.4)	(8.6)%	(5.3)%
Fee income from financial services, net	38.9	47.0	43.0	(8.5)%	10.5%

Net fee income from financial services was S/ 43.0 million in 1Q20, a decrease of S/ 4.0 million, or 8.5% when compared to the previous quarter. The reduction in fee income for the quarter was mainly explained by a base effect due to above-average returns in various asset classes during 4Q19, as well as increased recurring income due to higher mark-to-market on AUM in such quarter.

On a YoY basis, net fee income from financial services increased S/ 4.1 million, or 10.5%, mainly explained by higher brokerage fees due to increased trading volumes, triggered by higher price volatility and client appetite for investing or rebalancing portfolios.

21

OTHER INCOME

Other income

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Net gain on sale of financial investments	24.5	(0.2)	(33.1)	n.m.	n.m.
Net trading gain (loss)	14.8	32.5	(51.2)	n.m.	n.m.
Other	(2.5)	(2.4)	(1.4)	(38.5)%	(42.2)%
Total other income	36.8	30.0	(85.8)	n.m.	n.m.

Inteligo’s other income (loss) reached S/ -85.8 million in 1Q20, a decrease of S/ 115.8 million QoQ and S/ 122.6 million YoY, attributable to negative mark-to-market valuations and realized losses on Inteligo’s proprietary portfolio during the second half of the quarter, mainly as a result of the COVID-19 outbreak.

OTHER EXPENSES

Other expenses

S/ million	1Q19	4Q19	1Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(15.1)	(17.8)	(20.9)	17.2%	38.1%
Administrative expenses	(9.2)	(10.6)	(10.0)	(5.2)%	8.2%
Depreciation and amortization	(2.5)	(4.6)	(4.0)	(13.4)%	61.1%
Other	(0.1)	(0.2)	(0.0)	n.m.	n.m.
Total other expenses	(26.9)	(33.2)	(34.9)	5.2%	29.7%
Efficiency ratio	25.2%	32.4%	n.m.

Other expenses reached S/ 34.9 million in 1Q20, an increase of S/ 1.7 million, or 5.2% QoQ, and S/ 8.0 million, or 29.7% YoY. The result was mainly related to incentive fees for annual performance.

22

Intercorp Financial Services Inc. and Subsidiaries

Interim condensed consolidated financial statements as of March 31, 2020, December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

Interim condensed consolidated financial statements as of March 31, 2020, December 31, 2019 and for the three-month periods ended March 31, 2020 and 2019

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	3

Interim condensed consolidated statement of income	4

Interim condensed consolidated statement of other comprehensive income	5

Interim condensed consolidated statement of changes in equity	6

Interim condensed consolidated statement of cash flows	7

Notes to the interim condensed consolidated financial statements	9

Consolidated statement of financial position

As of March 31, 2020 (unaudited) and December 31, 2019 (audited)

	Note	31.03.2020	31.12.2019
		S/(000)	S/(000)
Assets
Cash and due from banks	3(a)
Non-interest bearing		2,618,690	2,704,758
Interest bearing		7,452,376	7,153,180
Restricted funds		1,512,205	1,270,937
		11,583,271	11,128,875
Inter-bank funds	3(e)	150,005	85,006
Financial investments	4	18,634,933	19,072,718
Loans, net:	5
Loans, net of unearned interest		38,556,585	38,531,632
Impairment allowance for loans		(1,494,533)	(1,394,779)
		37,062,052	37,136,853
Investment property	6	985,362	972,096
Property, furniture and equipment, net		935,592	950,943
Due from customers on acceptances		32,068	139,685
Intangibles and goodwill, net		1,011,226	979,262
Other accounts receivable and other assets, net	7	1,331,934	1,051,872
Deferred Income Tax asset, net		85,130	44,983
Total assets		71,811,573	71,562,293
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		5,652,991	5,644,238
Interest bearing		31,915,904	32,448,986
		37,568,895	38,093,224
Inter-bank funds	3(e)	111,504	169,138
Due to banks and correspondents	9	5,334,597	3,979,637
Bonds, notes and other obligations	10	6,973,377	6,890,290
Due from customers on acceptances		32,068	139,685
Insurance contract liabilities	11	11,064,345	11,338,810
Other accounts payable, provisions and other liabilities	7	2,179,638	2,048,048
Deferred Income Tax liability, net		882	13
Total liabilities		63,265,306	62,658,845
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(293)	(196)
Capital surplus		532,771	530,456
Reserves		4,700,000	4,700,000
Unrealized results, net		(19,867)	442,905
Retained earnings		2,248,927	2,145,688
		8,499,555	8,856,870
Non-controlling interest		46,712	46,578
Total equity, net		8,546,267	8,903,448
Total liabilities and equity, net		71,811,573	71,562,293

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of income

For the three-month periods ended March 31, 2020 and 2019

	Note	31.03.2020	31.03.2019
		S/(000)	S/(000)
Interest and similar income	14	1,248,210	1,166,740
Interest and similar expenses	14	(339,470)	(342,493)
Net interest and similar income		908,740	824,247
Impairment loss on loans, net of recoveries	5(d)	(312,618)	(186,414)
(Loss) recovery due to impairment on financial investments	4(c)	(40,522)	1,887
Net interest and similar income after impairment loss		555,600	639,720
Fee income from financial services, net	15	220,308	222,998
Net gain on foreign exchange transactions		131,339	41,306
Net gain on sale of financial investments		28,288	27,445
Gain from derecognition of financial assets at amortized cost	4(e)	—	2,472
Net (loss) gain on financial assets at fair value through profit or loss		(154,174)	37,061
Net gain on investment property	6(b)	21,943	11,874
Other income	16	11,917	18,730
		259,621	361,886
Insurance premiums and claims
Net premiums earned	17	124,439	97,926
Net claims and benefits incurred for life insurance contracts and others		(183,852)	(165,292)
		(59,413)	(67,366)
Other expenses
Salaries and employee benefits		(209,874)	(195,375)
Administrative expenses		(193,886)	(176,719)
Depreciation and amortization		(66,363)	(62,904)
Other expenses	16	(41,083)	(46,718)
		(511,206)	(481,716)
Income before translation result and Income Tax		244,602	452,524
Translation result		(23,856)	10,091
Income Tax	13(e)	(75,841)	(109,890)
Net profit for the period		144,905	352,725
Attributable to:
IFS’s shareholders		143,375	350,568
Non-controlling interest		1,530	2,157
		144,905	352,725
Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	18	1.242	3.167
Weighted average number of outstanding shares (in thousands)	18	115,446	110,692

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of other comprehensive income

For the three-month periods ended March 31, 2020 and 2019

	31.03.2020	31.03.2019
	S/(000)	S/(000)
Net profit for the period	144,905	352,725
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
(Losses) gains on equity instruments at fair value through other comprehensive income	(171,013)	68,991
Income Tax	—	(2)
Total unrealized gain that will not be reclassified to the consolidated statement of income	(171,013)	68,989
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net variation of debt instruments at fair value through other comprehensive income	(1,115,662)	387,600
Income Tax	10,309	(4,508)
	(1,105,353)	383,092
Insurance premiums reserve	749,618	(148,100)
Net variation of cash flow hedges	39,853	(9,139)
Income Tax	(5,762)	3,632
	34,091	(5,507)
Translation of foreign operations	28,877	(12,254)
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods	(292,767)	217,231
Total other comprehensive income for the period, net of Income Tax	(318,875)	638,945
Attributable to:
IFS’s shareholders	(319,397)	636,126
Non-controlling interest	522	2,819
	(318,875)	638,945

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the three-month periods ended March 31, 2020 and 2019

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interest	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	350,568	350,568	2,157	352,725
Other comprehensive income	—	—	—	—	—	—	68,876	382,240	(147,857)	(5,447)	(12,254)	—	285,558	662	286,220
Total other comprehensive income	—	—	—	—	—	—	68,876	382,240	(147,857)	(5,447)	(12,254)	350,568	636,126	2,819	638,945
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,228)	(3,228)
Others	—	—	—	—	—	—	—	—	—	—	—	2,587	2,587	(20)	2,567
Balance as of March 31, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	216,430	149,903	(72,282)	22,464	90,729	1,556,198	7,686,787	39,973	7,726,760
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	143,375	143,375	1,530	144,905
Other comprehensive income	—	—	—	—	—	—	(170,782)	(1,103,250)	748,388	33,995	28,877	—	(462,772)	(1,008)	(463,780)
Total other comprehensive income	—	—	—	—	—	—	(170,782)	(1,103,250)	748,388	33,995	28,877	143,375	(319,397)	522	(318,875)
Initial Public Offering, Note 1(b)	—	—	—	—	2,315	—	—	—	—	—	—	(2,315)	—	—	—
Purchase of treasury stock, Note 12(b)	—	(2)	—	(97)	—	—	—	—	—	—	—	—	(97)	—	(97)
Others	—	—	—	—	—	—	—	—	—	—	—	(37,821)	(37,821)	(388)	(38,209)
Balance as of March 31, 2020	115,447	(3)	1,038,017	(293)	532,771	4,700,000	94,101	(67,091)	(175,467)	11,237	117,353	2,248,927	8,499,555	46,712	8,546,267

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the three-month periods ended March 31, 2020 and 2019

	31.03.2020	31.03.2019
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	144,905	352,725
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	312,618	186,414
Loss (recovery) due to impairment of financial investments	40,522	(1,887)
Depreciation and amortization	66,363	62,904
Provision for sundry risks	2,382	3,190
Deferred Income Tax	(36,629)	(5,579)
Net gain on sale of financial investments	(28,288)	(27,445)
Gain from derecognition of financial assets at amortized cost	—	(2,472)
Net (loss) gain of financial assets at fair value through profit or loss	154,174	(37,061)
Net gain for valuation of investment property	(11,481)	(1,322)
Translation result	23,856	(10,091)
Decrease in accrued interest receivable	28,985	38,990
Increase in accrued interest payable	22,432	35,194
Net changes in assets and liabilities
Net increase in loans	(227,157)	(826,104)
Increase in other accounts receivable and other assets	(153,285)	(123,960)
Net (increase) decrease in restricted funds	(238,444)	442,710
(Decrease) increase in deposits and obligations	(538,802)	1,077,096
Increase (decrease) in due to banks and correspondents	1,360,326	(570,671)
Increase in other accounts payable, provisions and other liabilities	373,544	259,055
Income Tax paid	(117,595)	(118,604)
Decrease of investments at fair value through profit or loss	36,187	35,061
Net cash provided by operating activities	1,214,613	768,143

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (continued)

	31.03.2020	31.03.2019
	S/(000)	S/(000)
Cash flows from investing activities
Net (purchase) sale of financial investments	(1,066,350)	216,678
Purchase of property, furniture and equipment	(19,341)	(14,435)
Purchase of intangible assets	(67,065)	(20,992)
Purchase of investment property	(1,785)	(1,735)
Net cash (used in) provided by investing activities	(1,154,541)	179,516
Cash flows from financing activities
Net increase of bonds, notes and other obligations	312,000	244,157
Net (increase) decrease in receivable inter-bank funds	(64,999)	425,020
Net (decrease) increase in payable inter-bank funds	(57,634)	106,524
Purchase of treasury stock, net	(97)	—
Dividend payments to non-controlling interest	—	(3,228)
Lease payments	(24,251)	(26,854)
Net cash provided by financing activities	165,019	745,619
Net increase in cash and cash equivalents	225,091	1,693,278
Translation (loss) gain on cash and cash equivalents	(10,586)	23,947
Cash and cash equivalents at the beginning of the period	9,851,729	7,087,062
Cash and cash equivalents at the end of the period	10,066,234	8,804,287

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

As of March 31, 2020 (unaudited) and December 31, 2019 (audited)

1.	Business activity and other relevant events
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of March 31, 2020, Intercorp Perú holds directly and indirectly 70.63 percent of the issuead capital stock of IFS, equivalent to 70.62 percent of the outstanding capital stock of IFS (70.62 percent of the issuead and outstanding capital stock of IFS, as of December 31, 2019).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of March 31, 2020 and December 31, 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama. Hipotecaria Sura was extinguished in October 2019.

The interim condensed consolidated financial statements as of March 31, 2020, have been approved by Board of Directors held on May 12, 2020. The audited consolidated financial statement of IFS and Subsidiaries as of December 31, 2019, issued on March 13, 2020, were approved by the General Shareholders’ Meeting held on April 7, 2020.

(b)	COVID-19 global pandemic -

In relation to the recent COVID-19 coronavirus pandemic, since early March 2020 IFS has put into effect a business continuity program, with actions involving different levels of the organization. Supporting these actions, the Peruvian Government and several authorities at the economic front – such as the BCRP, the SBS, the MEF and the Securities Market regulatory body – have all reacted promptly to tackle the crisis.

IFS is closely monitoring the situation in all its different business lines, and management is focused on guaranteeing the operation and strengthening the Subsidiaries’ liquidity and solvency position, while adopting a series of measures to help clients affected by this crisis. With respect to liquidity, Interbank has remained active in the Central Bank’s day-to-day operations and has drawn lines of credit available from correspondent banks abroad, while its retail deposit base has continued to grow. Moreover, at the Shareholders' Meeting held on April 3, 2020, Interbank approved a reduction in its earnings’ payout ratio, from the previous 45 percent to 25 percent compared to the previous year, in order to strengthen its total capital and core capital ratios to face the volatile environment. First quarter of 2020 earnings have also been agreed to be capitalized at the bank level.

People and clients’ well-being are top priorities for IFS. On one hand, employees are subject to specific protocols – including social distancing, hygiene habits, health surveillance, home office implementation and strong communications. On the other hand, clients can request the rescheduling of their debts and may postpone their payment obligations under various arrangements. Non-contact service channels (telephone banking and internet) play an important role in enabling the quick implementation of these arrangements.

The impact of the COVID-19 outbreak on IFS’s results cannot be reasonably estimated at this time given the magnitude, duration and global reach of the situation.

(c)	Initial Public Offering -

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Perú; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option for up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Perú sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)

Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000), see Note 12(a).

(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 12(b).

(d)	Subsidiaries Activities –

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of March 31, 2020 and December 31, 2019, Interbank had 253 and 255 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. As of the date of this report, there is no specific date for the completion of said process.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.

Real estate activities. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.

Collection services. As of December 31, 2019, the entity was absorbed by Banco Internacional del Perú S.A.A. through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)Interseguro Compañía de Seguros S.A. and Subsidiaries -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts. As of March 31, 2020 and December 31, 2019, Interseguro participates in:

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), a structured entity, incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of March 31, 2020 and December 31, 2019, amounted to S/115,627,000 and S/114,058,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). IFS has ownership and decision-making power over these properties and IFS has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

In June and September 2019, Interseguro sold the entirety of its 15 percent participation in the land lot located in Miraflores (Lima) called “Cuartel San Martín” to Urbi Propiedades S.A.C., a related entity, for an amount of S/63,132,000.  Through the sale, Interseguro transferred its ownership over said property.

Additionally, in November 2019, Interseguro and Interproperties Perú transferred an investment property (Lilingstone lot, located in San Isidro) to Interseguro, and annulled the corresponding certificates of participation. The amount of the transferred property amounted to S/253,557,000.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of March 31, 2020 and December 31, 2019, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of March 31, 2020 and December 31, 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos.

Interfondos S.A. Sociedad Administradora de Fondos Manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. It provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura, in 2017. As of March 31, 2020 and December 31, 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent  of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related.

(f)Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

As of December 31, 2019, this company has been extinguished. It was incorporated in Peru and regulated by the SBS. Its main activity was the granting of mortgage loans. It disbursed its last loans in 2015.

2.	Main accounting principles and practices

2.1Basis of presentation and use of estimates –

The interim condensed consolidated financial statements as of March 31, 2020 and December 31, 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2019 and 2018 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim condensed consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim condensed consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim condensed consolidated financial statements, in conformity with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim condensed consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim condensed consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

2.2Basis of consolidation –

The interim condensed consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements. There were no changes in the composition of IFS in the reported period.

3.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Cash and clearing (b)	1,943,222	1,877,843
Deposits in the Central Reserve Bank of Peru – BCRP (b)	6,098,673	5,861,570
Deposits in banks (c)	2,024,339	2,112,316
Accrued interest	4,832	6,209
	10,071,066	9,857,938
Restricted funds (d)	1,512,205	1,270,937
Total	11,583,271	11,128,875
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of March 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.43 percent (1.25 percent as of December 31, 2019). During 2020 and 2019, Interbank did not maintain excess reserves in national currency.

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	1,411,183	1,208,506
Derivative financial instruments	96,064	57,816
Others	4,958	4,615
Total	1,512,205	1,270,937

(*)

As of March 31, 2020, correspond to deposits maintained in the BCRP which guarantee agreements amounting to S/1,392,700,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 9(b).

Cash and cash equivalents presented in the consolidated statement of cash flows do not include the restricted funds and accrued interest.

(e)	Inter-bank funds

Corresponds to loans made among financial institutions with maturity, in general, being less than 30 days. As of March 31, 2020, Inter-bank funds assets accrue interest at an annual rate of 1.25 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 1.14 percent in national currency (Inter-bank funds assets accrue interest at an annual rate of 2.26 percent in national currency and Inter-bank funds liabilities accrue interest at an annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency, as of December 31, 2019) and do not have specific guarantees.

4.	Financial investments
(a)	This caption is made up as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	13,803,208	14,010,029
Investments at amortized cost (e)	2,260,631	2,160,775
Investments at fair value through profit or loss (d)	1,393,938	1,551,537
Equity instruments measured at fair value through other comprehensive income (f)	998,702	1,125,722
Total financial investments	18,456,479	18,848,063
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	163,196	178,444
Investments at amortized cost (e)	15,258	46,211
Total	18,634,933	19,072,718

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of March 31, 2020
Corporate, leasing and subordinated bonds (*)	7,974,436	279,494	(554,230)	7,699,700	Apr-20 / Jan-114	0.87	25.80	3.40	31.73
Peruvian Sovereign Bonds	3,986,231	143,979	(43,451)	4,086,759	Aug-24 / Feb-55	2.04	5.88	—	—
Negotiable Certificates of Deposit issued by BCRP	1,128,781	4,025	(1,525)	1,131,281	Apr-20 / Mar-23	2.14	3.04	—	—
Bonds guaranteed by the Peruvian Government	628,052	28,979	(1,688)	655,343	Oct-24 / Jul -34	2.49	4.46	2.89	5.05
Global Bonds of the Republic of Peru	79,672	2,040	—	81,712	Jul-25	—	—	2.06	2.06
Global Bonds of the Republic of Colombia	153,102	—	(4,689)	148,413	Jul-21 / Feb-24	—	—	3.62	3.87
Total	13,950,274	458,517	(605,583)	13,803,208
Accrued interest				163,196
Total				13,966,404

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2019
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul -34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46
Total	12,999,046	1,023,694	(12,711)	14,010,029
Accrued interest				178,444
Total				14,188,473

(*)

As of March 31, 2020 and December 31, 2019, Inteligo holds corporate bonds from different entities for approximately S/246,511,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 9(a).

(c)	The Group has determined that the unrealized losses on debt instruments as of March 31, 2020 and December 31, 2019, not related to credit risk, are of temporary nature.

As of March 31, 2020 and December 31, 2019, the detail of the unrealized losses of the debt instruments classified as at fair value through other comprehensive income is as follows:

	31.03.2020			31.12.2019
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of March 31, 2020	Risk rating as of March 31, 2020 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Peruvian Sovereign Bonds	3,986,231	143,979	(43,451)	3,213,581	330,856	(242)	2024-2055	A- (*)
BBVA Banco Continental	312,077	9,099	(12,498)	302,668	14,611	(3,301)	2020-2033	BBB+ (*)
Corporación Financiera de Desarrollo S.A.	297,595	13,012	(7,541)	374,631	30,197	(1,438)	2029-2046	AA (**)
Rutas de Lima	293,538	—	(108,140)	285,047	46,465	—	2036-2039	Less than B- (*)
Suzano Austria GMBH	236,396	—	(29,700)	228,102	16,892	—	2047	BBB- (*)
G y M Ferroviarias	226,172	—	(50,920)	226,306	36,832	—	2039	AA+ (**)
Fermaca Enterprises S.R.L.	223,333	—	(10,382)	218,733	6,906	—	2038	BBB (*)
GTL Trade Finance INC	204,763	—	(15,680)	163,233	18,965	—	2044	BBB- (*)
Bienes Raíces Uno Trust	186,521	—	(25,825)	180,067	11,417	—	2044	BBB (*)
Mexichem SAB de CV	181,435	—	(24,599)	175,102	9,874	—	2042-2044	BBB- (*)
Línea Amarilla S.A.C.	174,470	—	(12,980)	174,049	14,284	—	2037	AA (**)
Cometa Energía	171,427	—	(10,890)	165,275	16,009	—	2035	BBB- (*)
PA Pacifico Trust	171,178	—	(19,608)	161,799	4,144	—	2035	BBB- (*)
Celulosa Arauco y Constitución S.A.	166,577	—	(35,588)	160,864	2,783	—	2047	BBB- (*)
Global Bonds of the Republic of Colombia	153,102	—	(4,689)	114,431	551	—	2021-2024	BBB- (*)
Votorantim	142,038	—	(25,034)	98,907	2,330	—	2041	BBB- (*)
Orazul Energy Egenor SCA	117,562	—	(13,655)	22,069	68	—	2027	BB (*)
Cementos Pacasmayo	117,450	—	(5,690)	117,337	11,643	(13)	2023-2034	AAA (**)
Luz del Sur	103,470	2,517	(4,850)	164,603	8,464	(2,732)	2029-2034	AAA (**)
Instruments with individual losses minor than S/4 million	1,964,857	12,296	(143,863)	1,177,293	47,683	(4,985)	-	-
Total	9,430,192	180,903	(605,583)	7,724,097	630,974	(12,711)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	For those issuers with different instruments, the classification presented corresponds to the instrument with the largest unrealized loss.

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	31.03.2020	31.12.2019	31.03.2019
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	34,743	28,050	28,050
Impairment of financial investments
New assets originated or purchased	287	1,588	588
Assets derecognized or matured (excluding write-offs)	(85)	(1,290)	(177)
Others (*)	40,320	6,492	(2,298)
Loss (recovery) to impairment on financial investments	40,522	6,790	(1,887)
Foreign exchange effect	3,955	(97)	(28)
Expected credit loss at the end of the period	79,220	34,743	26,135

(*)	Corresponds mainly to the variation in the inputs used for calculating the expected credit losses different to changes in the stage during the year.

As a result of the assessment of the impairment of debt instruments at fair value through other comprehensive income, the Group recorded expenses by S/40,522,000  during the year 2020 and a reversal of the impairment of S/1,887,000 during the year 2019, which were presented in the caption "(Loss) recovery to impairment of financial investments" in the consolidated statement of income.

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	904,759	1,083,079
Royalty Pharma	127,903	117,682
BioPharma Credit PLC	119,447	132,054
Others	126,523	153,468
Debt instruments
Corporate, leasing and subordinated bonds	115,306	65,254
Total	1,393,938	1,551,537

(e)

As of March 31, 2020 and December 31, 2019, investments at amortized cost are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,275,889,000 and S/2,206,986,000, respectively, including accrued interest.

As of March 31, 2020 and December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interests at effective annual rates ranging from 4.29 percent and 6.26 percent, and estimated fair value amounting to approximately S/2,375,348,000 and S/2,328,303,000, as of March 31, 2020 and December 31, 2019, respectively.

During the year 2019, the Government of the Republic of Peru performed public offerings to buyback certain sovereign bonds, with the purpose of renewing its debt and funding its fiscal deficit. Considering the purpose of this offering, following such offering, there would be no outstanding sovereign bonds of the repurchased issuances.  In the event that some bonds remained outstanding, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/187,813,000, generating a gain amounting to S/2,472,000, which was recorded within the caption “Gain from derecognition of financial investments at amortized cost” of the consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/187,744,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru.

As of March 31, 2020 and December 31, 2019, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/1,317,325,000 and S/762,347,000, respectively; see Note 9(a).

(f)The composition of equity instruments measured at fair value through other comprehensive income is presented below:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
BioPharma Credit PLC	304,363	336,338
InRetail Perú Corp	256,583	285,962
Ishares	83,732	140,198
Luz del Sur S.A.A.	78,587	87,983
Engie-Energía Perú S.A.	76,810	90,670
Credicorp	58,065	18,030
Ferreycorp S.A.A.	53,431	83,013
Cementos Pacasmayo S.A.A.	30,794	13,602
Others minor than S/17 million	56,337	69,926
Total	998,702	1,125,722

(g)

Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, in accordance with IFRS 9 as of March 31, 2020 and December 31, 2019:

	31.03.2020				31.12.2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	7,482,651	217,049	—	7,699,700	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	6,347,390	—	—	6,347,390	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	1,131,281	—	—	1,131,281	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	655,343	—	—	655,343	668,073	—	—	668,073
Global Bonds of the Republic of Colombia	148,413	—	—	148,413	114,982	—	—	114,982
Global Bonds of the Republic of Peru	81,712	—	—	81,712	—	—	—	—
Total	15,846,790	217,049	—	16,063,839	15,837,629	333,175	—	16,170,804

The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 30.1 of the Annual Consolidated Financial Statements.

5.	Loans, net
(a)	This caption is made up as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Direct loans
Loans	28,758,757	28,504,689
Credit cards	5,805,833	5,876,983
Leasing	1,384,055	1,533,395
Discounted notes	557,110	686,164
Factoring	355,291	374,192
Advances and overdrafts	139,487	87,373
Refinanced loans	258,769	251,180
Past due and under legal collection loans	1,004,165	943,168
	38,263,467	38,257,144
Plus (minus)
Accrued interest from performing loans	334,764	316,171
Unearned interest and interest collected in advance	(41,646)	(41,683)
Impairment allowance for loans (d)	(1,494,533)	(1,394,779)
Total direct loans, net	37,062,052	37,136,853
Indirect loans	3,992,977	4,101,977

(b)	The classification of the direct loan portfolio is as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Commercial loans (c.1) (*)	17,302,879	17,479,006
Consumer loans (c.1)	12,905,382	12,821,567
Mortgage loans (c.1)	7,337,875	7,206,445
Small and micro-business loans (c.1)	717,331	750,126
Total	38,263,467	38,257,144

(*)	In 2019, Interbank acquired a commercial loan from Sumitomo Mitsui Banking Corporation for an amount of S/164,950,000.

(c)

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of March 31, 2020 and December 31, 2019. The amounts presented do not consider impairment:

	31.03.2020				31.12.2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	19,492,176	427,845	—	19,920,021	28,314,167	271,610	—	28,585,777
Standard grade	3,681,179	582,047	—	4,263,226	4,675,010	528,372	—	5,203,382
Sub-standard grade	9,572,998	927,550	—	10,500,548	358,527	969,387	—	1,327,914
Past due but not impaired	1,721,909	1,079,890	—	2,801,799	1,474,310	770,876	—	2,245,186
Impaired
Individually impaired	—	—	8,533	8,533	—	—	8,444	8,444
Collectively impaired	—	—	769,340	769,340	—	—	886,441	886,441
Total direct loans	34,468,262	3,017,332	777,873	38,263,467	34,822,014	2,540,245	894,885	38,257,144

	31.03.2020				31.12.2019
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	806,314	18,197	—	824,511	3,733,040	62,860	—	3,795,900
Standard grade	80,655	16,429	—	97,084	108,515	118,463	—	226,978
Sub-standard grade	2,955,073	86,016	—	3,041,089	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	22,607	22,607
Collectively impaired	—	—	7,686	7,686	—	—	7,800	7,800
Total indirect loans	3,842,042	120,642	30,293	3,992,977	3,849,152	222,418	30,407	4,101,977

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	31.03.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	4,426,930	110,504	—	4,537,434	12,786,786	53,449	—	12,840,235
Standard grade	1,760,068	177,175	—	1,937,243	2,605,473	127,347	—	2,732,820
Sub-standard grade	9,225,041	388,912	—	9,613,953	132,707	401,991	—	534,698
Past due but not impaired	703,950	308,308	—	1,012,258	1,069,813	102,267	—	1,172,080
Impaired
Individually impaired	—	—	8,533	8,533	—	—	8,444	8,444
Collectively impaired	—	—	193,458	193,458	—	—	190,729	190,729
Total commercial loans	16,115,989	984,899	201,991	17,302,879	16,594,779	685,054	199,173	17,479,006

	31.03.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	9,205,477	243,959	—	9,449,436	9,319,421	176,764	—	9,496,185
Standard grade	1,348,502	368,633	—	1,717,135	1,443,966	311,673	—	1,755,639
Sub-standard grade	204,099	407,839	—	611,938	196,126	362,228	—	558,354
Past due but not impaired	264,961	552,593	—	817,554	167,295	443,693	—	610,988
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	309,319	309,319	—	—	400,401	400,401
Total consumer loans	11,023,039	1,573,024	309,319	12,905,382	11,126,808	1,294,358	400,401	12,821,567

	31.03.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	5,373,425	2,488	—	5,375,913	5,676,737	21,775	—	5,698,512
Standard grade	544,930	23,303	—	568,233	550,656	65,662	—	616,318
Sub-standard grade	141,607	93,067	—	234,674	25,855	190,605	—	216,460
Past due but not impaired	735,111	200,354	—	935,465	225,687	201,506	—	427,193
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	223,590	223,590	—	—	247,962	247,962
Total mortgage loans	6,795,073	319,212	223,590	7,337,875	6,478,935	479,548	247,962	7,206,445

	31.03.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	486,344	70,894	—	557,238	531,223	19,622	—	550,845
Standard grade	27,679	12,936	—	40,615	74,915	23,690	—	98,605
Sub-standard grade	2,251	37,732	—	39,983	3,839	14,563	—	18,402
Past due but not impaired	17,887	18,635	—	36,522	11,515	23,410	—	34,925
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	42,973	42,973	—	—	47,349	47,349
Total small and micro-business loans	534,161	140,197	42,973	717,331	621,492	81,285	47,349	750,126

(d)	Following is the movement of the allowance for expected credit loss for direct and indirect loans:

(d.1)	Direct loans

	31.03.2020				31.03.2019				31.12.2019
Direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804	1,364,804
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	68,032	—	—	68,032	93,533	—	—	93,533	317,473
Assets derecognized or repaid (excluding write offs)	(29,357)	(10,723)	(8,878)	(48,958)	(33,186)	(22,042)	(9,612)	(64,840)	(223,510)
Transfers to Stage 1	62,925	(60,072)	(2,853)	—	78,148	(77,386)	(762)	—	—
Transfers to Stage 2	(66,197)	84,126	(17,929)	—	(60,936)	74,221	(13,285)	—	—
Transfers to Stage 3	(400)	(71,341)	71,741	—	(3,152)	(73,550)	76,702	—	—
Impact on the expected credit loss for credits that change stage in the period	(29,800)	165,829	153,202	289,231	(55,334)	122,047	116,857	183,570	707,008
Others (*)	46,739	36,703	(75,114)	8,328	(6,160)	(5,770)	(2,673)	(14,603)	(28,228)
Total	51,942	144,522	120,169	316,633	12,913	17,520	167,227	197,660	772,743
Write offs (**)	—	—	(255,967)	(255,967)	—	—	(193,042)	(193,042)	(874,068)
Recoveries	—	—	27,754	27,754	—	—	31,312	31,312	136,468
Foreign exchange effect (***)	903	2,830	7,601	11,334	(362)	(1,156)	(2,973)	(4,491)	(5,168)
Expected credit loss at the end of period balances	514,737	542,125	437,671	1,494,533	407,352	479,113	509,778	1,396,243	1,394,779

(d.1.1)	The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.03.2020				31.03.2019				31.12.2019
Direct loans – Commercial	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213	194,213
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	11,537	—	—	11,537	22,939	—	—	22,939	42,558
Assets derecognized or repaid (excluding write offs)	(11,586)	(1,885)	(455)	(13,926)	(16,696)	(4,757)	(749)	(22,202)	(54,346)
Transfers to Stage 1	3,188	(3,156)	(32)	—	1,892	(1,892)	—	—	—
Transfers to Stage 2	(4,920)	4,977	(57)	—	(5,453)	5,765	(312)	—	—
Transfers to Stage 3	(100)	(877)	977	—	(613)	(2,435)	3,048	—	—
Impact on the expected credit loss for credits that change stage in the period	3,170	9,142	11,650	23,962	(1,186)	4,372	4,717	7,903	29,078
Others (*)	(7,054)	9,767	(5,856)	(3,143)	(4,502)	(1,551)	(417)	(6,470)	(35,128)
Total	(5,765)	17,968	6,227	18,430	(3,619)	(498)	6,287	2,170	(17,838)
Write offs (**)	—	—	(2,336)	(2,336)	—	—	(1,124)	(1,124)	(29,800)
Recoveries	—	—	355	355	—	—	213	213	968
Foreign exchange effect (***)	722	326	630	1,678	(275)	(164)	(579)	(1,018)	(1,293)
Expected credit loss at the end of period balances	49,650	42,693	72,034	164,377	64,811	26,735	102,908	194,454	146,250

	31.03.2020				31.03.2019				31.12.2019
Direct loans – Consumer	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951	986,951
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	51,154	—	—	51,154	64,494	—	—	64,494	257,150
Assets derecognized or repaid (excluding write offs)	(15,692)	(8,254)	(4,478)	(28,424)	(14,707)	(16,532)	(5,814)	(37,053)	(144,325)
Transfers to Stage 1	48,282	(45,461)	(2,821)	—	70,421	(69,659)	(762)	—	—
Transfers to Stage 2	(57,194)	64,409	(7,215)	—	(53,224)	58,372	(5,148)	—	—
Transfers to Stage 3	(149)	(66,844)	66,993	—	(2,371)	(65,351)	67,722	—	—
Impact on the expected credit loss for credits that change stage in the period	(32,827)	140,654	85,953	193,780	(49,057)	113,558	97,081	161,582	607,998
Others (*)	59,024	17,013	(17,916)	58,121	960	(4,256)	(1,561)	(4,857)	9,467
Total	52,598	101,517	120,516	274,631	16,516	16,132	151,518	184,166	730,290
Write offs (**)	—	—	(239,170)	(239,170)	—	—	(179,361)	(179,361)	(785,863)
Recoveries	—	—	26,162	26,162	—	—	30,086	30,086	130,184
Foreign exchange effect (***)	125	2,354	5,687	8,166	(58)	(917)	(1,761)	(2,736)	(2,962)
Expected credit loss at the end of period balances	437,712	436,568	254,109	1,128,389	320,411	413,568	285,127	1,019,106	1,058,600

	31.03.2020				31.03.2019				31.12.2019
Direct loans – Mortgage	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610	114,610
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	431	—	—	431	544	—	—	544	2,153
Assets derecognized or repaid (excluding write offs)	(373)	(283)	(3,369)	(4,025)	(160)	(290)	(2,768)	(3,218)	(15,205)
Transfers to Stage 1	10,232	(10,232)	—	—	4,207	(4,207)	—	—	—
Transfers to Stage 2	(457)	11,043	(10,586)	—	(732)	8,416	(7,684)	—	—
Transfers to Stage 3	(8)	(885)	893	—	(24)	(1,774)	1,798	—	—
Impact on the expected credit loss for credits that change stage in the period	450	11,186	50,537	62,173	(3,776)	12	8,927	5,163	28,120
Others (*)	(4,897)	(2,297)	(50,491)	(57,685)	221	(278)	(788)	(845)	(1,845)
Total	5,378	8,532	(13,016)	894	280	1,879	(515)	1,644	13,223
Write offs (**)	—	—	(999)	(999)	—	—	—	—	(5,427)
Recoveries	—	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	43	148	1,170	1,361	(22)	(72)	(581)	(675)	(724)
Expected credit loss at the end of period balances	14,839	31,468	76,631	122,938	8,686	21,949	84,944	115,579	121,682

	31.03.2020				31.03.2019				31.12.2019
Direct loans – Small and micro-business	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030	69,030
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,910	—	—	4,910	5,556	—	—	5,556	15,612
Assets derecognized or repaid (excluding write offs)	(1,706)	(301)	(576)	(2,583)	(1,623)	(463)	(281)	(2,367)	(9,634)
Transfers to Stage 1	1,223	(1,223)	—	—	1,628	(1,628)	—	—	—
Transfers to Stage 2	(3,626)	3,697	(71)	—	(1,527)	1,668	(141)	—	—
Transfers to Stage 3	(143)	(2,735)	2,878	—	(144)	(3,990)	4,134	—	—
Impact on the expected credit loss for credits that change stage in the period	(593)	4,847	5,062	9,316	(1,315)	4,105	6,132	8,922	41,812
Others (*)	(334)	12,220	(851)	11,035	(2,839)	315	93	(2,431)	(722)
Total	(269)	16,505	6,442	22,678	(264)	7	9,937	9,680	47,068
Write offs (**)	—	—	(13,462)	(13,462)	—	—	(12,557)	(12,557)	(52,978)
Recoveries	—	—	1,237	1,237	—	—	1,013	1,013	5,316
Foreign exchange effect (***)	13	2	114	129	(7)	(3)	(52)	(62)	(189)
Expected credit loss at the end of period balances	12,536	31,396	34,897	78,829	13,444	16,861	36,799	67,104	68,247

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.03.2020				31.03.2019				31.12.2019
Contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of period balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051	62,051
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,118	—	—	1,118	2,201	—	—	2,201	6,937
Assets derecognized or repaid (excluding write offs)	(887)	(395)	(43)	(1,325)	(6,200)	(5,046)	(12)	(11,258)	(19,800)
Transfers to Stage 1	1,659	(1,659)	—	—	572	(572)	—	—	—
Transfers to Stage 2	(127)	127	—	—	(586)	612	(26)	—	—
Transfers to Stage 3	—	(1)	1	—	(2)	(1)	3	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,407)	350	1	(1,056)	(344)	31	97	(216)	(4,329)
Others (*)	(1,942)	(251)	(559)	(2,752)	(314)	654	(2,313)	(1,973)	(4,740)
Total	(1,586)	(1,829)	(600)	(4,015)	(4,673)	(4,322)	(2,251)	(11,246)	(21,932)
Write offs (**)	—	—	1	1	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	285	127	18	430	(156)	(227)	(8)	(391)	(425)
Expected credit loss at the end of period balances	15,066	3,018	18,026	36,110	15,000	15,204	20,210	50,414	39,694

(*)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (partial amortizations that did not represent a reduction or collection of the loan), and (ii) the execution of contingent loans (conversion of indirect debt into direct debt).

(**)

Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or collection of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(***)	Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

6.	Investment property
(a)	This caption is made up as follows:

	31.03.2020	31.12.2019	Acquisition or construction year	Valuation methodology as of March 31, 2020 and December 31, 2019
	S/(000)	S/(000)
Land
San Isidro – Lima	249,591	239,152	2009	Appraisal
San Martín de Porres – Lima	74,685	72,013	2015	Appraisal
Piura	52,266	50,396	2008	Appraisal
Sullana	17,154	16,540	2012	Appraisal
Santa Clara – Lima	13,442	12,961	2017	Appraisal
Lurin	4,031	4,032	2008	Appraisal
Others	4,870	4,695	-	DCF/Appraisal
	416,039	399,789
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,900	37,772	2015	DCF
	35,900	37,772
Buildings
Orquídeas - San Isidro - Lima	164,382	168,787	2017	DCF
Ate Vitarte – Lima	86,758	82,925	2006	DCF
Chorrillos – Lima	71,988	71,680	2017	DCF
Chimbote	45,513	49,898	2015	DCF
Maestro-Huancayo	34,340	34,569	2017	DCF
Cusco	30,855	30,774	2017	DCF
Pardo y Aliaga – Lima	22,236	19,963	2008	DCF
Panorama – Lima	21,861	21,819	2016	DCF
Trujillo	17,646	17,600	2016	DCF
Cercado de Lima – Lima	14,062	13,545	2017	DCF
Others	23,782	22,975	2017	DCF
	533,423	534,535

Total	985,362	972,096

DCF: Discounted cash flow

(i)	As of March 31, 2020 and December 31, 2019, there are no liens on investment property.

(b)	The net gain on investment properties consists of the following:

	31.03.2020	31.03.2019
	S/(000)	S/(000)
Gain on valuation of investment property	11,481	1,322
Income from rental of investment property	10,462	10,552
Total	21,943	11,874

(c)	The movement of investment property is as follows:

	31.03.2020	31.03.2019
	S/(000)	S/(000)
Beginning of period balances	972,096	986,538
Additions	1,785	1,735
Valuation gain	11,481	1,322
Balance as of March 31	985,362	989,595
Balance as of December 31, 2019		972,096

(d)	The valuation techniques to estimate the fair value and the main assumptions used are described in Note 7 “Investment property” of the Annual Consolidated Financial Statements.

7.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	441,692	220,776
Other accounts receivable, net	388,551	393,254
Accounts receivable from sale of investments	141,033	74,373
Assets for technical reserves for claims and premiums by reinsurers	69,879	77,430
Operations in process	36,527	45,613
Accounts receivable from reinsurers and coinsurers	14,652	19,061
Insurance operations receivables, net	12,590	7,499
Credit card commissions receivable	9,994	13,200
	1,114,918	851,206
Non-financial instruments
Investments in associates	80,758	72,301
Deferred charges	72,423	63,377
Prepaid Income Tax	25,467	25,270
Realizable assets, received as payment and seized through legal actions	22,450	22,446
Public works tax deduction	7,553	7,178
Prepaid rights to related entity	6,874	6,628
Value Added Tax credit	753	2,732
Others	738	734
	217,016	200,666
Total	1,331,934	1,051,872
Accounts payable, provisions and other liabilities
Financial instruments
Contract with investment component	502,403	465,542
Accounts payable related to derivative financial instruments (b)	403,377	222,305
Other accounts payable	402,564	436,331
Lease liabilities	328,528	341,836
Operations in process	110,263	132,982
Accounts payable for acquisitions of investments	97,078	75,820
Workers’ profit sharing and salaries payable	82,796	134,710
Allowance for indirect loan losses	36,110	39,694
Accounts payable to reinsurers and coinsurers	5,784	7,328
	1,968,903	1,856,548
Non-financial instruments
Taxes payable	108,311	76,423
Deferred income	50,362	55,348
Provision for other contingencies	46,850	50,931
Others	5,212	8,798
	210,735	191,500
Total	2,179,638	2,048,048

(b)	The fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of March 31, 2020 and December 31, 2019 is presented below:

As of March 31, 2020	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	63,459	72,892	10,271,371	—	Between April 2020 and September 2021	—	—
Interest rate swaps	213,803	221,691	4,860,358	—	Between November 2020 and June 2036	—	—
Currency swaps	47,963	40,957	2,031,411	—	Between April 2020 and February 2027	—	—
Cross currency swaps	—	61,365	202,295	—	January 2023	—	—
Options	27	1,270	78,285	—	Between April 2020 and March 2021	—	—
	325,252	398,175	17,443,720	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	85,349	—	1,515,717	14,303	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	31,091	—	515,550	20,320	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	2,274	137,480	(143)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,463	85,925	(242)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,465	85,925	(242)	December 2020	Due to banks	Due to banks and correspondents
	116,440	5,202	2,340,597	33,996
	441,692	403,377	19,784,317	33,996

As of December 31, 2019	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim condensed consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps	81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps	30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps	—	50,523	195,056	—	January 2023	—	—
Options	33	126	22,154	—	Between January 2020 and December 2020	—	—
	207,949	207,424	15,473,189	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	—	—	—	1,097	-	-	-
	12,827	14,881	2,256,834	(50,669)
	220,776	222,305	17,730,023	(50,669)

(i)	As of March 31, 2020 and December 31, 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 3(d).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019. During the year 2019, two hedges were discontinued for a total nominal value of US$20,000,000 because of the early redemption of the senior bonds denominated “5.750% Senior Notes due 2020”.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Saving deposits	12,580,551	11,384,876
Time deposits	11,608,727	13,053,033
Demand deposits	11,587,125	11,716,035
Compensation for service time	1,777,722	1,933,052
Other obligations	14,770	6,228
Total	37,568,895	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of March 31, 2020 and December 31, 2019, approximately S/10,934,868,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
By type
Banco Central de Reserva del Perú - BCRP	2,565,469	1,897,568
Promotional credit lines	1,441,100	1,422,067
Loans received from foreign entities	1,188,515	613,090
Loans received from Peruvian entities	90,164	2,049
	5,285,248	3,934,774
Interest and commissions payable	49,349	44,863
	5,334,597	3,979,637
By term
Short term	3,514,272	2,666,530
Long term	1,820,325	1,313,107
Total	5,334,597	3,979,637

(b)

As of March 31, 2020 and December 31, 2019, some of the Bank loans agreements include standard covenants regarding capital ratios, financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other issues.

In the opinion of Management and its legal advisors, all covenants have been met by the Group as of March 31, 2020 and December 31, 2019.

10.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.03.2020	31.12.2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A series)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,110	136,908
						228,110	227,908
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,840	149,827
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	171,581	165,426
						321,421	315,253
Subordinated bonds – third program
Fifth (single series)	Interseguro	6.00%	Semi-annually	2029	US$20,000	68,740	66,280
Fifth (single series)	Interseguro	4.34%	Semi-annually	2029	US$20,000	68,740	66,280
						137,480	132,560
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Negotiable certificates of deposits – first program
First (A series)	Interbank	4.28%	Annually	2020	S/ 150,000	—	148,603
Total local issuances						837,011	974,324
International issuances
Subordinated bonds	Interbank	6.63%	Semi-annually	2029	US$300,000	1,027,192	990,216
Junior subordinated notes	Interbank	8.50%	Semi-annually	2070	US$200,000	686,014	660,992
Senior bonds	IFS	4.13%	Semi-annually	2027	US$300,000	1,009,382	969,794
Corporate bonds	Interbank	3.38%	Semi-annually	2023	US$484,895	1,612,654	1,549,877
Corporate bonds	Interbank	5.00%	Semi-annually	2026	S/ 312,000	311,213	311,185
Corporate bonds	Interbank	3.25%	Semi-annually	2026	US$400,000	1,362,400	1,313,259
Total international issuances						6,008,855	5,795,323
Total local and international issuances						6,845,866	6,769,647
Interest payable						127,511	120,643
Total						6,973,377	6,890,290

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of March 31, 2020 and December 31, 2019, the international issuances maintain mainly standard clauses for periodic reporting of financial information. In the opinion of Management and its legal advisors, these clauses have been met by the Group as of March 31, 2020 and December 31, 2019.

11.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	10,867,081	11,135,635
Technical reserves for claims	197,264	203,175
	11,064,345	11,338,810
By term
Short term	965,482	948,316
Long term	10,098,863	10,390,494
Total	11,064,345	11,338,810

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) for the three-month periods ended March 31, 2020 and 2019, is as follows:

	2020					2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	9,653,420	779,455	661,687	41,073	11,135,635	8,665,894	715,217	586,166	39,683	10,006,960
Insurance subscriptions	73,447	—	505	34,697	108,649	78,343	—	548	28,792	107,683
Acquisition of Mapfre (*)	—	—	292,499	—	292,499	—	—	—	—	—
Interest rate effect	(686,632)	(51,096)	(11,890)	—	(749,618)	136,166	11,934	—	—	148,100
Time passage adjustments	(29,620)	531	5,384	(24,425)	(48,130)	(27,041)	(1,646)	29,533	(27,459)	(26,613)
Maturities and recoveries	—	—	(12,274)	—	(12,274)	—	—	(8,037)	—	(8,037)
Exchange differences	118,599	—	21,614	107	140,320	(68,531)	—	(8,718)	(9)	(77,258)
Balance as of March 31	9,129,214	728,890	957,525	51,452	10,867,081	8,784,831	725,505	599,492	41,007	10,150,835
Balances as of December 31						9,653,420	779,455	661,687	41,073	11,135,635

(*)

In December 2019, the SBS authorized the transfer of a net equity block from Mapfre Peru Vida, which was made effective on January 2, 2020. At said date, Interseguro received cash equivalent to S/59,479,000, financial instruments by S/196,970,000, and recognized the corresponding liabilities for technical reserves. The final value of the portfolio transferred is currently under review by Management of Interseguro and Mapfre.

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of March 31, 2020 and December 31, 2019, in accordance with IFRS 4.

(d)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of March 31, 2020 and December 31, 2019, are the following:

Interest rates
Type	Mortality table	31.03.2020	31.12.2019
Annuities	SPP-S-2017, SPP-I-2017	5.69% in US$	4.54% in US$
	with improvement factor for mortality	2.41% in S/ VAC 5.49% in adjusted S/	1.89% in S/ VAC 5.10% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	2.41% in S/ VAC	1.89% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted	4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of March 31, 2020 and December 31, 2019 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.03.2020			31.12.2019
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	8,226,559	(902,655)	(9.89)	8,646,725	(1,006,695)	(10.43)
Changes in interest rate: - 100 bps	10,229,001	1,099,787	12.05	10,890,170	1,236,750	12.81
Changes in mortality table at 105%	9,041,837	(87,377)	(0.96)	9,554,268	(99,152)	(1.03)
Changes in mortality table at 95%	9,220,762	91,548	1.00	9,757,493	104,073	1.08
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	646,914	(81,976)	(11.25)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	830,633	101,743	13.96	894,614	115,159	14.77
Changes in mortality table at 105%	719,570	(9,320)	(1.28)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	738,677	9,787	1.34	790,403	10,948	1.40

12.	Net equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of March 31, 2020 and December 31, 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), US$1.75 per share, which were paid on May 3, 2019.

(b)Treasury stock -

As of March 31, 2020 and December 31, 2019, Interfondos, an indirect Subsidiary of IFS through Inteligo Group Corp., holds 2,600 and 1,400 shares issued by IFS, respectively, with an acquisition cost equivalent to S/293,000 and S/196,000, respectively.

Sale of treasury stock (2019)

As indicated in Note 1(b), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of March 31, 2020 and December 31, 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas).

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of March 31, 2020 and December 31, 2019, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.  The Income

Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

- Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2015 to 2019.

-	Interseguro: Income Tax returns for the years 2014, 2015, 2017, 2018 and 2019, and Value-Added-Tax returns for the years 2014 to 2019.
-	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2014 to 2019.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed with another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. Lastly, on March 12, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on the website of the Judiciary its ruling regarding Interbank’s Income Tax for the year 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by the Bank regarding that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of March 31, 2020 and December 31, 2019.

The tax liability requested for this concept and other minor contingencies as of March 31, 2020, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on March 12, 2020, amounted to approximately S/307,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears (as of December 31, 2019 amounted to approximately S/303,000,000, out of which S/34,000,000 corresponded to taxes and the difference to fines and interest arrears); however, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. The Bank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity;

Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. As of March 31, 2020 and December 31, 2019, the tax debt requested by SUNAT amounts to approximately S/51,000,000 and S/50,000,000, respectively (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS.

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of March 31, 2020 and December 31, 2019.

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the       Income Tax corresponding to the year 2014. To date, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on the Income Tax corresponding to the year 2015. To date, said audit is under process.

Lastly, to date, SUNAT is auditing Interbank’s 2012 taxable period. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of March 31, 2020 and December 31, 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers.

In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of March 31, 2020 and December 31, 2019.

(e)

IFS’s Subsidiaries calculate the period’s Income Tax expense using the best estimate of the weighted average tax rate. The table below presents the amounts reported in the interim condensed consolidated statements of income:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Current – Expense	112,470	115,469
Deferred – Expense	(36,629)	(5,579)
	75,841	109,890

14.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	986,668	905,215
Interest on investments at fair value through other comprehensive income	193,427	194,159
Interest on investments at amortized cost	26,226	21,961
Dividends on financial instruments	20,832	17,113
Interest on due from banks and inter-bank funds	19,903	27,289
Other interest and similar income	1,154	1,003
Total	1,248,210	1,166,740
Interest and similar expenses
Interest and fees on deposits and obligations	(173,753)	(178,154)
Interest on bonds, notes and other obligations	(97,827)	(99,639)
Interest and fees on obligations with financial institutions	(41,304)	(42,373)
Deposit insurance fund fees	(12,213)	(10,900)
Interest on lease payments	(4,640)	(765)
Result from hedging transactions	(2,304)	(2,502)
Other interest and similar expenses	(7,429)	(8,160)
Total	(339,470)	(342,493)

15.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	147,659	155,391
Banking services fees	63,311	51,951
Funds management	37,405	35,116
Contingent loans fees	12,932	13,797
Collection services	9,908	9,786
Brokerage and custody services	2,394	2,092
Others	11,051	8,944
Total	284,660	277,077
Expenses
Credit cards	(30,828)	(24,385)
Debtor’s life insurance premiums	(14,494)	(10,533)
Foreign banks fees	(3,234)	(3,671)
Brokerage and custody services	(159)	(172)
Others	(15,637)	(15,318)
Total	(64,352)	(54,079)
Net	220,308	222,998

16.	Other income and (expenses)
(a)	This caption is comprised of the following:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Other income
Income from investments in associates	5,142	5,736
Other technical income from insurance operations	1,902	3,129
Income from ATM rentals	1,089	1,419
Services rendered to third parties	640	995
Other income	3,144	7,451
Total other income	11,917	18,730
Other expenses
Commissions from insurance activities	(16,972)	(13,412)
Sundry technical insurance expenses	(4,999)	(10,359)
Provision for sundry risk	(2,382)	(3,190)
Expenses related to rental income	(1,404)	(1,544)
Donations	(1,076)	(1,291)
Other expenses	(14,250)	(16,922)
Total other expenses	(41,083)	(46,718)

17.	Net premiums earned

This caption is comprised of the following:

	Premiums assumed		Adjustment of technical reserves		Gross premiums earned (*)		Premiums ceded to reinsurers		Net premiums earned (incurred)
	31.03.2020	31.03.2019	31.03.2020	31.03.2019	31.03.2020	31.03.2019	31.03.2020	31.03.2019	31.03.2020	31.03.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	71,061	78,324	(43,833)	(56,590)	27,228	21,734	—	—	27,228	21,734
Group life	37,980	33,083	225	(85)	38,205	32,998	(1,151)	(1,275)	37,054	31,723
Individual life	33,682	33,297	7,161	(21,939)	40,843	11,358	(1,096)	(1,155)	39,747	10,203
Retirement, disability and survival	1,974	4,980	(531)	6,934	1,443	11,914	(121)	(1,700)	1,322	10,214
Others	1	—	(1,008)	(68)	(1,007)	(68)	—	—	(1,007)	(68)
Total life insurance	144,698	149,684	(37,986)	(71,748)	106,712	77,936	(2,368)	(4,130)	104,344	73,806
Total general insurance	30,610	25,776	(10,431)	(1,548)	20,179	24,228	(84)	(108)	20,095	24,120
Total general	175,308	175,460	(48,417)	(73,296)	126,891	102,164	(2,452)	(4,238)	124,439	97,926

(*)	It includes the annual variation of technical reserves and unearned premiums.

18.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2019
Balance as of January 1, 2019	110,692	110,692	90	110,692
Balance as of March 31, 2019	110,692	110,692		110,692
Net earnings attributable to IFS S/(000)				350,568
Earnings per share attributable to IFS’s shareholders (Soles)				3.167
Period 2020
Balance as of January 1, 2020	115,446	115,446	90	115,446
Sale of treasury stock	1	1	53	0
Purchase of treasury stock	(3)	(3)	18	(0)
Balance as of March 31, 2020	115,444	115,444		115,446
Net earnings attributable to IFS S/(000)				143,375
Earnings per share attributable to IFS’s shareholders (Soles)				1.242

19.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated companies as of March 31, 2020 and December 31, 2019:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss
Participations - Royalty Pharma	127,903	117,682
Others	244	270
Negotiable certificates of deposit – Financiera Oh! S.A.	—	9,372
	128,147	127,324
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	256,583	285,962
Corporate bonds - InRetail Shopping Malls S.A.	41,688	49,728
Corporate bonds - Colegios Peruanos S.A.	25,022	30,977
	323,293	366,667
Loans, net (b)	1,208,100	1,114,211
Accounts receivable (h)	77,824	77,824
Long-term accounts receivable (g)	39,141	39,141
Accounts receivable related to derivative financial instruments	2,723	817
Other assets (f)	11,130	11,928
Liabilities
Deposits and obligations	672,499	944,561
Other liabilities	203	56
Accounts payable related to derivative financial instruments	—	344
Off-balance sheet accounts
Indirect loans (b)	100,957	134,658

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	17,883	21,947
Interest and similar expenses	(4,846)	(4,599)
Valuation of financial derivative instruments	2,250	7
Rental income	1,240	1,198
Administrative expenses	(14,844)	(17,205)
Others, net	12,941	10,424

(b)	As of March 31, 2020 and December 31, 2019, the detail of loans is the following:

	31.03.2020			31.12.2019
	Direct	Indirect	Total	Direct	Indirect	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	15	—	15	17	—	17
Affiliated	939,263	51,507	990,770	847,993	59,267	907,260
Associates	268,822	49,450	318,272	266,201	75,391	341,592
	1,208,100	100,957	1,309,057	1,114,211	134,658	1,248,869

(c)

As of March 31, 2020 and December 31, 2019, the directors, executives and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and officers of financial entities. As of March 31, 2020 and December 31, 2019, direct loans to employees, directors and officers amounted to S/212,215,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the three-month periods ended March 31, 2020 and 2019, are presented below:

	For the three-month periods ended March 31,
	2020	2019
	S/(000)	S/(000)
Salaries	9,794	8,056
Board of Directors’ compensations	957	367
Total	10,751	8,423

(e)

As of March 31, 2020 and December 31, 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/4,333,000 and S/701,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/6,874,000 and S/6,628,000 as of March 31, 2020 and December 31, 2019, respectively (see Note 7(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.
(h)	As of March 31, 2020 and December 31, 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty exceeded 10 percent of the Group’s total revenues for the periods as of March 31, 2020 and 2019.

The following table presents the Group’s financial information by business segments for the quarters ended March 31, 2020 and 2019:

	2020					2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	1,337,229	308,625	(1,702)	(11,882)	1,632,270	1,291,408	278,556	121,325	(64,737)	1,626,552
Inter-segment	(14,286)	—	4,036	10,250	—	(10,557)	—	(227)	10,784	—
Total income	1,322,943	308,625	2,334	(1,632)	1,632,270	1,280,851	278,556	121,098	(53,953)	1,626,552
Consolidated income statement data
Interest and similar income	1,037,127	167,949	41,091	2,043	1,248,210	964,986	156,801	45,586	(633)	1,166,740
Interest and similar expenses	(302,831)	(21,210)	(15,544)	115	(339,470)	(307,418)	(20,348)	(14,860)	133	(342,493)
Net interest and similar income	734,296	146,739	25,547	2,158	908,740	657,568	136,453	30,726	(500)	824,247
Impairment loss on loans, net of recoveries	(312,611)	—	(7)	—	(312,618)	(186,342)	—	(72)	—	(186,414)
(Loss) recovery due to impairment on financial investments	(196)	(40,135)	(191)	—	(40,522)	(2)	2,361	(472)	—	1,887
Net interest and similar income after impairment loss	421,489	106,604	25,349	2,158	555,600	471,224	138,814	30,182	(500)	639,720
Fee income from financial services, net	190,361	(1,027)	43,013	(12,039)	220,308	193,361	(999)	38,914	(8,278)	222,998
Net gain on sale of financial investments	37,467	23,937	(33,116)	—	28,288	9,071	(6,169)	24,543	—	27,445
Gain from derecognition of financial assets at amortized cost	—	—	—	—	—	2,472	—	—	—	2,472
Other income (**)	72,274	(6,673)	(52,690)	(1,886)	11,025	121,518	30,997	12,282	(55,826)	108,971
Total net premiums earned minus claims and benefits	—	(59,413)	—	—	(59,413)	—	(67,366)	—	—	(67,366)
Depreciation and amortization	(57,445)	(6,378)	(3,986)	1,446	(66,363)	(55,399)	(5,031)	(2,474)	—	(62,904)
Other expenses	(358,308)	(66,041)	(30,885)	10,391	(444,843)	(335,392)	(65,657)	(24,420)	6,657	(418,812)
Income before translation result and Income Tax	305,838	(8,991)	(52,315)	70	244,602	406,855	24,589	79,027	(57,947)	452,524
Translation result	(2,904)	(12,583)	(3,008)	(5,361)	(23,856)	233	4,353	683	4,822	10,091
Income Tax	(81,434)	—	666	4,927	(75,841)	(107,386)	—	(1,408)	(1,096)	(109,890)
Net profit for the period	221,500	(21,574)	(54,657)	(364)	144,905	299,702	28,942	78,302	(54,221)	352,725
Attributable to:
IFS’s shareholders	221,500	(21,574)	(54,657)	(1,894)	143,375	299,702	28,942	78,302	(56,378)	350,568
Non-controlling interest	—	—	—	1,530	1,530	—	—	—	2,157	2,157
	221,500	(21,574)	(54,657)	(364)	144,905	299,702	28,942	78,302	(54,221)	352,725

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the three-month period ended March 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2.2. The net profit (after taxes) amounted to approximately S/32,422,000.

	31.03.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	37,078	48,183	2,930	—	88,191
Total assets	53,933,585	13,396,359	3,970,425	511,204	71,811,573
Total liabilities	47,433,498	13,052,208	3,210,757	(431,157)	63,265,306

	31.12.2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the quarters ended March 31, 2020, is S/1,644,332,000 in Peru and S/12,062,000 in Panama (for the three-month period ended March 31, 2019, is S/1,519,064,000 in Peru and S/107,488,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of March 31, 2020 is S/68,012,179,000 in Peru and S/3,799,394,000 in Panama (for the year ended December 31, 2019, it is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

21.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of March 31, 2020 and December 31, 2019, are presented below:

	As of March 31, 2020					As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,583,271	11,583,271	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	150,005	150,005	—	—	—	85,006	85,006
Financial investments	1,393,938	13,966,404	998,702	2,275,889	18,634,933	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	37,062,052	37,062,052	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	32,068	32,068	—	—	—	139,685	139,685
Others accounts receivable and other assets, net	441,692	—	—	673,226	1,114,918	220,776	—	—	630,430	851,206
	1,835,630	13,966,404	998,702	51,776,511	68,577,247	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343
Financial liabilities
Deposits and obligations	—	—	—	37,568,895	37,568,895	—	—	—	38,093,224	38,093,224
Inter-bank funds	—	—	—	111,504	111,504	—	—	—	169,138	169,138
Due to banks and correspondents	—	—	—	5,334,597	5,334,597	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	6,973,377	6,973,377	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	32,068	32,068	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	11,064,345	11,064,345	—	—	—	11,338,810	11,338,810
Others accounts payable, provisions and other liabilities	403,377	—	—	1,565,526	1,968,903	222,305	—	—	1,634,243	1,856,548
	403,377	—	—	62,650,312	63,053,689	222,305	—	—	62,245,027	62,467,332

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

The information that shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of March 31, 2020 and December 31, 2019, are presented in Note 5.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that.

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 3.

(b.1)	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of March 31, 2020 and December 31, 2019, is presented below:

				Related amounts not offset in the interim condensed consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the interim condensed consolidated statement of financial position	Net amounts of financial assets presented in the interim condensed consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(d)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of March 31, 2020
Derivatives, Note 7(b)	441,692	—	441,692	(290,541)	(32,755)	118,396
Total assets	441,692	—	441,692	(290,541)	(32,755)	118,396
As of December 31, 2019
Derivatives, Note 7(b)	220,776	—	220,776	(134,103)	(42,351)	44,322
Total assets	220,776	—	220,776	(134,103)	(42,351)	44,322
Liabilities
As of March 31, 2020
Derivatives, Note 7(b)	403,377	—	403,377	(290,541)	(96,064)	16,772
Total liabilities	403,377	—	403,377	(290,541)	(96,064)	16,772
As of December 31, 2019
Derivatives, Note 7(b)	222,305	—	222,305	(134,103)	(57,816)	30,386
Total liabilities	222,305	—	222,305	(134,103)	(57,816)	30,386

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of March 31, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.433 per US$1 bid and S/3.442 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of March 31, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.437 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of March 31, 2020				As of December 31, 2019
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,122,439	1,011,648	449,184	11,583,271	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	—	150,005	—	150,005	—	85,006	—	85,006
Financial investments	6,761,281	11,841,465	32,187	18,634,933	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,881,169	26,180,883	—	37,062,052	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	21,485	—	10,583	32,068	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	422,199	691,474	1,245	1,114,918	245,402	604,456	1,348	851,206
	28,208,573	39,875,475	493,199	68,577,247	27,628,490	40,329,538	456,315	68,414,343
Liabilities
Deposits and obligations	14,164,431	23,051,184	353,280	37,568,895	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	—	111,504	—	111,504	149,137	20,001	—	169,138
Due to banks and correspondents	1,411,509	3,923,088	—	5,334,597	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	6,092,408	880,969	—	6,973,377	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	21,485	—	10,583	32,068	128,397	—	11,288	139,685
Insurance contract liabilities	4,099,616	6,964,729	—	11,064,345	4,234,217	7,104,593	—	11,338,810
Other accounts payable, provisions and other liabilities	388,264	1,579,404	1,235	1,968,903	414,604	1,441,612	332	1,856,548
	26,177,713	36,510,878	365,098	63,053,689	25,454,130	36,636,854	376,348	62,467,332
Forwards position, net	(2,578,677)	2,670,904	(92,227)	—	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	134,882	(135,157)	275	—	138,676	(138,676)	—	—
Cross currency swaps position, net	1,828,972	(1,828,972)	—	—	1,763,518	(1,763,518)	—	—
Options position, net	(433)	433	—	—	(37)	37	—	—
Monetary position, net	1,415,604	4,071,805	36,149	5,523,558	1,358,435	4,567,393	21,183	5,947,011

As of March 31, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$640,732,000, equivalent to S/2,202,196,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019).

23.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of March 31, 2020				As of December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	503,118	350,960	539,860	1,393,938	682,341	381,844	487,352	1,551,537
Debt instruments measured at fair value through other comprehensive income	11,293,919	2,509,289	—	13,803,208	10,779,395	3,230,634	—	14,010,029
Equity instruments measured at fair value through other comprehensive income	990,551	8,151	—	998,702	1,119,620	6,102	—	1,125,722
Derivatives receivable	—	441,692	—	441,692	—	220,776	—	220,776
	12,787,588	3,310,092	539,860	16,637,540	12,581,356	3,839,356	487,352	16,908,064
Accrued interest				163,196				178,444
Total financial assets				16,800,736				17,086,508
Financial liabilities
Derivatives payable	—	403,377	—	403,377	—	222,305	—	222,305

(*)	As of March 31, 2020 and December 31, 2019, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. Fair value is estimated using a discounted cash flow (DCF) model. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

The table below presents a description of significant unobservable data used in valuation

	Valuation technique	Significant unobservable inputs	Valuation	Sensitivity of inputs to fair value
Royalty Pharma	DCF Method	Sales forecast	Average sector analysis, estimates	10 percent increase (decrease) in the sales forecast would result in increase (decrease) in fair value by S/10,689,000.
500 basis points increase in the WACC would result in decrease in fair value by S/17,202,000.
		WACC	8.00%	500 basis points decrease in the WACC would result in increase in fair value by S/24,032,000.
Mutual funds and investment funds participations	DCF Method	Discount rate	Depends on the credit risk	500 basis points increase in the discount rate would result in decrease in fair value by S/3,279,000.
500 basis points decrease in the discount rate would result in increase in fair value by S/4,255,000.
		WACC	9.00%	500 basis points increase in the WACC would result in decrease in fair value by S/711,000.
500 basis points decrease in the WACC would result in increase in fair value by S/842,000.
	Comparable multiples	Price-to-sales ratio	Depends on industry’s entity	10 percent increase (decrease) in the price-to-sales ratio would result in increase (decrease) in fair value by S/3,743,000.
	Equity value		Depends on the credit risk	500 basis points increase (decrease) in the equity value would result in increase (decrease) in fair value by S/3,000.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Balance as of January 1	487,352	407,957
Purchases	22,588	222,098
Sales	(18,811)	(150,575)
Total gain recognized on the interim condensed consolidated statement of income	48,731	7,872
Ending balance	539,860	487,352

During the three-month period ended March 31, 2020 and 2019, there were neither transfers of financial instruments from Level 3 to Level 1 or Level 2, nor from Level 1 to Level 2.

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of March 31, 2020					As of December 31, 2019
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,583,271	—	11,583,271	11,583,271	—	11,128,875	—	11,128,875	11,128,875
Inter-bank funds	—	150,005	—	150,005	150,005	—	85,006	—	85,006	85,006
Investments at amortized cost	1,840,538	534,810	—	2,375,348	2,275,889	929,333	1,398,970	—	2,328,303	2,206,986
Loans, net	—	37,571,473	—	37,571,473	37,062,052	—	38,115,562	—	38,115,562	37,136,853
Due from customers on acceptances	—	32,068	—	32,068	32,068	—	139,685	—	139,685	139,685
Other accounts receivables and other assets, net	—	673,226	—	673,226	673,226	—	630,430	—	630,430	630,430
Total	1,840,538	50,544,853	—	52,385,391	51,776,511	929,333	51,498,528	—	52,427,861	51,327,835
Liabilities
Deposits and obligations	—	37,632,836	—	37,632,836	37,568,895	—	38,099,641	—	38,099,641	38,093,224
Inter-bank funds	—	111,504	—	111,504	111,504	—	169,138	—	169,138	169,138
Due to banks and correspondents	—	5,351,302	—	5,351,302	5,334,597	—	3,982,373	—	3,982,373	3,979,637
Bonds, notes and other obligations	4,783,537	1,905,546	—	6,689,083	6,973,377	5,073,917	2,044,630	—	7,118,547	6,890,290
Due from customers on acceptances	—	32,068	—	32,068	32,068	—	139,685	—	139,685	139,685
Insurance contract liabilities	—	11,064,345	—	11,064,345	11,064,345	—	11,338,810	—	11,338,810	11,338,810
Other accounts payable and other liabilities	—	1,565,526	—	1,565,526	1,565,526	—	1,634,243	—	1,634,243	1,634,243
Total	4,783,537	57,663,127	—	62,446,664	62,650,312	5,073,917	57,408,520	—	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of March 31, 2020 and December 31, 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yield of the assets under its management.

As of March 31, 2020 and December 31, 2019, the value of the managed off-balance sheet financial assets is as follows:

	31.03.2020	31.12.2019
	S/(000)	S/(000)
Investment funds	13,029,913	13,243,888
Mutual funds	4,975,941	5,049,034
Total	18,005,854	18,292,922

25.	Subsequent events

The Annual General Shareholders’ Meeting held on April 7, 2020, approved the distribution of dividends for approximately S/698,228,000, at a rate of US$1.75 per share, payable on May 6, 2020.

On the other hand, in April 2020 Interbank performed the Optional Redemption over the entirety of the outstanding Subordinated Bonds Level 1, denominated “8.500% Non-Cumulative Fixed/Floating Rate Step-Up Junior Subordinated Notes due 2070”, issued by Interbank through its Panama Branch for US$200,000,000, in accordance with the Issuance Indenture signed on April 23, 2010, between Interbank and The Bank of New York Mellon, which acted as Trustee.